                                                                    EXHIBIT 99.1

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                                 AMDOCS LIMITED,

                                    AS ISSUER

                                       AND

                              THE BANK OF NEW YORK,
                                   AS TRUSTEE



                                   ----------


                                    INDENTURE

                                   DATED AS OF
                                  MARCH 5, 2004

                                   ----------



                     0.50% CONVERTIBLE SENIOR NOTES DUE 2024





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
                                TABLE OF CONTENTS

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                                                                                                      PAGE
                                                                                                      ----

                                                   ARTICLE 1 DEFINITIONS

Section 1.01.     Definitions............................................................................1

                        ARTICLE 2 ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01.     Designation Amount And Issue Of Notes..................................................7

Section 2.02.     Form of Notes..........................................................................8

Section 2.03.     Date And Denomination Of Notes; Payments Of Interest...................................8

Section 2.04.     Execution of Notes....................................................................10

Section 2.05.     Exchange and Registration of Transfer of Notes; Restrictions on Transfer..............10

Section 2.06.     Mutilated, Destroyed, Lost or Stolen Notes............................................16

Section 2.07.     Temporary Notes.......................................................................17

Section 2.08.     Cancellation of Notes.................................................................17

Section 2.09.     CUSIP Numbers.........................................................................17

                                        ARTICLE 3 REDEMPTION AND REPURCHASE OF NOTES

Section 3.01.     Redemption of Notes...................................................................17

Section 3.02.     Notice of Optional Redemption; Selection of Notes.....................................18

Section 3.03.     Payment of Notes Called For Redemption by the Company.................................19

Section 3.04.     [RESERVED]............................................................................20

Section 3.05.     Repurchase at Option of Holders Upon a Designated Event...............................20

Section 3.06.     Repurchase of Notes by the Company at Option of the Holder............................23

Section 3.07.     Company Repurchase Notice.............................................................24

Section 3.08.     Effect of Repurchase Notice...........................................................25

Section 3.09.     Deposit of Repurchase Price...........................................................26

Section 3.10.     Notes Repurchased in Part.............................................................26

Section 3.11.     Repayment to the Company..............................................................26

Section 3.12.     Conditions to the Company's Election to Pay the Designated Event
                  Repurchase Price or the Repurchase Price in Ordinary Shares...........................27

                                                    ARTICLE 4 [RESERVED]

                                       ARTICLE 5 PARTICULAR COVENANTS OF THE COMPANY

Section 5.01.     Payment of Principal and Interest.....................................................28

Section 5.02.     Maintenance of Office or Agency.......................................................28

Section 5.03.     Appointments to Fill Vacancies in Trustee's Office....................................28
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                                       i
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Section 5.04.     Provisions as to Paying Agent.........................................................28

Section 5.05.     Existence.............................................................................29

Section 5.06.     Maintenance of Properties.............................................................30

Section 5.07.     Payment of Taxes and Other Claims.....................................................30

Section 5.08.     Rule 144A Information Requirement.....................................................30

Section 5.09.     Stay, Extension and Usury Laws........................................................30

Section 5.10.     Compliance Certificate................................................................31

Section 5.11.     Additional Interest Notice............................................................31

                          ARTICLE 6 NOTEHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 6.01.     Noteholders' Lists....................................................................31

Section 6.02.     Preservation And Disclosure Of Lists..................................................32

Section 6.03.     Reports By Trustee....................................................................32

Section 6.04.     Reports by Company....................................................................32

                          ARTICLE 7 REMEDIES OF THE TRUSTEE AND NOTEHOLDERS ON AN EVENT OF DEFAULT

Section 7.01.     Events Of Default.....................................................................33

Section 7.02.     Payments of Notes on Default; Suit Therefor...........................................35

Section 7.03.     Application of Monies Collected By Trustee............................................36

Section 7.04.     Proceedings by Noteholder.............................................................36

Section 7.05.     Proceedings By Trustee................................................................37

Section 7.06.     Remedies Cumulative And Continuing....................................................37

Section 7.07.     Direction of Proceedings and Waiver of Defaults By Majority of Noteholders............38

Section 7.08.     Notice of Defaults....................................................................38

Section 7.09.     Undertaking To Pay Costs..............................................................38

                                                   ARTICLE 8 THE TRUSTEE

Section 8.01.     Duties and Responsibilities of Trustee................................................39

Section 8.02.     Reliance on Documents, Opinions, Etc..................................................40

Section 8.03.     No Responsibility For Recitals, Etc...................................................41

Section 8.04.     Trustee, Paying Agents, Conversion Agents or Registrar May Own Notes..................41

Section 8.05.     Monies to Be Held in Trust............................................................42

Section 8.06.     Compensation and Expenses of Trustee..................................................42

Section 8.07.     Officers' Certificate As Evidence.....................................................42

Section 8.08.     Conflicting Interests of Trustee......................................................42
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                                       ii
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Section 8.09.     Eligibility of Trustee................................................................43

Section 8.10.     Resignation or Removal of Trustee.....................................................43

Section 8.11.     Acceptance by Successor Trustee.......................................................44

Section 8.12.     Succession By Merger..................................................................44

Section 8.13.     Preferential Collection of Claims.....................................................45

Section 8.14.     Trustee's Application For Instructions From The Company...............................45

Section 8.15.     Appointment of Co-Trustee.............................................................45

Section 8.16.     Force Majeure.........................................................................46

                                                 ARTICLE 9 THE NOTEHOLDERS

Section 9.01.     Action By Noteholders.................................................................47

Section 9.02.     Proof of Execution by Noteholders.....................................................47

Section 9.03.     Who Are Deemed Absolute Owners........................................................47

Section 9.04.     Company-owned Notes Disregarded.......................................................47

Section 9.05.     Revocation Of Consents, Future Holders Bound..........................................48

                                             ARTICLE 10 MEETINGS OF NOTEHOLDERS

Section 10.01.    Purpose Of Meetings...................................................................48

Section 10.02.    Call Of Meetings By Trustee...........................................................48

Section 10.03.    Call Of Meetings By Company Or Noteholders............................................49

Section 10.04.    Qualifications For Voting.............................................................49

Section 10.05.    Regulations...........................................................................49

Section 10.06.    Voting................................................................................50

Section 10.07.    No Delay Of Rights By Meeting.........................................................50

                                             ARTICLE 11 SUPPLEMENTAL INDENTURES

Section 11.01.    Supplemental Indentures Without Consent of Noteholders................................50

Section 11.02.    Supplemental Indenture With Consent Of Noteholders....................................51

Section 11.03.    Effect Of Supplemental Indenture......................................................52

Section 11.04.    Notation On Notes.....................................................................53

Section 11.05.    Evidence Of Compliance Of Supplemental Indenture To Be Furnished To Trustee...........53

                                ARTICLE 12 CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 12.01.    Company May Consolidate On Certain Terms..............................................53

Section 12.02.    Successor To Be Substituted...........................................................53

Section 12.03.    Opinion Of Counsel To Be Given To Trustee.............................................54

                                     ARTICLE 13 SATISFACTION AND DISCHARGE OF INDENTURE

Section 13.01.    Discharge Of Indenture................................................................54
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                                       iii
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Section 13.02.    Deposited Monies To Be Held In Trust By Trustee.......................................55

Section 13.03.    Paying Agent To Repay Monies Held.....................................................55

Section 13.04.    Return Of Unclaimed Monies............................................................55

Section 13.05.    Reinstatement.........................................................................55

                         ARTICLE 14 IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

Section 14.01.    Indenture And Notes Solely Corporate Obligations......................................55

                                               ARTICLE 15 CONVERSION OF NOTES

Section 15.01.    Right To Convert......................................................................56

Section 15.02.    Exercise Of Conversion Privilege; Issuance Of Ordinary Shares On Conversion...........58

Section 15.03.    Cash Payments in Lieu of Fractional Shares............................................60

Section 15.04.    Conversion Rate.......................................................................60

Section 15.05.    Adjustment Of Conversion Rate.........................................................60

Section 15.06.    Effect Of Reclassification, Consolidation, Merger or Sale.............................68

Section 15.07.    Taxes On Shares Issued................................................................69

Section 15.08.    Reservation of Shares, Shares to Be Fully Paid; Compliance With
                  Governmental Requirements; Listing of Ordinary Shares.................................69

Section 15.09.    Responsibility Of Trustee.............................................................70

Section 15.10.    Notice To Holders Prior To Certain Actions............................................70

Section 15.11.    Shareholder Rights Plans..............................................................71

                                            ARTICLE 16 MISCELLANEOUS PROVISIONS

Section 16.01.    Provisions Binding On Company's Successors............................................71

Section 16.02.    Official Acts By Successor Corporation................................................71

Section 16.03.    Addresses For Notices, Etc............................................................71

Section 16.04.    Governing Law.........................................................................72

Section 16.05.    Evidence Of Compliance With Conditions Precedent, Certificates To Trustee.............72

Section 16.06.    Legal Holidays........................................................................72

Section 16.07.    Trust Indenture Act...................................................................72

Section 16.08.    No Security Interest Created..........................................................73

Section 16.09.    Benefits Of Indenture.................................................................73

Section 16.10.    Table Of Contents, Headings, Etc......................................................73

Section 16.11.    Authenticating Agent..................................................................73

Section 16.12.    Execution In Counterparts.............................................................74

Section 16.13.    Severability..........................................................................74
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                                       iv

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Section 16.14.    Submission to Jurisdiction;  Appointment of Agent.....................................74


Exhibit A         Form of Note.........................................................................A-1
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                                       v

                                    INDENTURE


                  INDENTURE dated as of March 5, 2004, between Amdocs Limited, a company organized under the laws of the Island of Guernsey (hereinafter called the "Company"), and The Bank of New York, a New York banking corporation, as trustee hereunder (hereinafter called the "Trustee").

                                   WITNESSETH:

                  WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance from time to time of its 0.50% Convertible Senior Notes due 2024 (hereinafter called the "Notes"), up to such aggregate principal amount or amounts as may from time to time be authorized in accordance with the terms of this Indenture, and to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

                  WHEREAS, the Notes, the certificate of authentication to be borne by the Notes, a form of assignment, a form of Designated Event repurchase notice, a form of repurchase notice and a form of conversion notice to be borne by the Notes are to be substantially in the forms hereinafter provided for; and

                  WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and to constitute this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issue hereunder of the Notes have in all respects been duly authorized,

                  NOW, THEREFORE, THIS INDENTURE WITNESSETH:

                  That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Notes (except as otherwise provided below), as follows:

                                   ARTICLE 1

                                   DEFINITIONS

                  Section 1.01. Definitions. The terms defined in this Section
1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section
1.01. All other terms used in this Indenture that are defined in the Trust Indenture Act or which are by reference therein defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires) shall have the respective meanings assigned to such terms in the Trust Indenture Act and in the Securities Act as in force at the date of the execution of this Indenture. The words "herein", "hereof", "hereunder" and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subdivision. The terms defined in this Article include the plural as well as the singular.

                  "Additional Interest" shall mean the Additional Interest Amounts or the Liquidated Damages Amounts, as applicable, each as defined in
Section 2(e) of the Registration Rights Agreement.

                  "Additional Interest Notice" has the meaning specified in
Section 5.11.

                  "Adjustment Event" has the meaning specified in Section 15.05(l).

                  "Agent Members" has the meaning specified in Section 2.05(b).

                  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

                  "Board of Directors" means the Board of Directors of the Company or a committee of such Board duly authorized to act for it hereunder.

                  "Business Day" means any day except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

                  "Closing Sale Price" of the Ordinary Shares on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which Ordinary Shares are traded or, if the Ordinary Shares are not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market or by the National Quotation Bureau Incorporated. In the absence of such quotations, the Company shall be entitled to determine the Closing Sale Price on the basis it considers appropriate, and such determination shall be conclusive for all purposes hereof. The Closing Sale Price shall be determined without reference to extended or after hours trading.

                  "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

                  "Company" means the corporation named as the "Company" in the first paragraph of this Indenture, and, subject to the provisions of Article 12 and Section 15.06, shall include its successors and assigns.

                  "Company Repurchase Notice" has the meaning specified in
Section 3.07(b).

                  "Company Repurchase Notice Date" has the meaning specified in
Section 3.07(b).

                  "Conversion Date" has the meaning specified in Section 15.02.

                  "Conversion Notice" has the meaning specified in Section
15.02.

                  "Conversion Price" as of any day will equal $1,000 divided by the Conversion Rate as of such date and rounded to the nearest cent. The Conversion Price shall initially be $43.12 per Ordinary Share.

                  "Conversion Rate" has the meaning specified in Section 15.04.

                  "Corporate Trust Office" or other similar term, means the designated office of the Trustee at which at any particular time its corporate trust business as it relates to this Indenture shall be administered, which office is, at the date as of which this Indenture is dated, located at 101 Barclay Street, Floor 21 West, New York, New York 10286.

                  "Current Market Price" has the meaning specified in Section 15.05(h).

                  "Custodian" means The Bank of New York, as custodian with respect to the Notes in global form, or any successor entity thereto.

                  "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

                  "Defaulted Interest" has the meaning specified in Section
2.03.

                  "Depositary" means, the clearing agency registered under the Exchange Act that is designated to act as the Depositary for the Global Notes. The Depository Trust Company shall be the initial Depositary, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, "Depositary" shall mean or include such successor.

                  "Designated Event" shall mean any Fundamental Change or a Termination of Trading.

                  "Designated Event Expiration Time" has the meaning specified in Section 3.05(b).

                  "Designated Event Notice" has the meaning specified in Section 3.05(b).

                  "Designated Event Repurchase Date" has the meaning specified in Section 3.05(a).

                  "Designated Event Repurchase Price" has the meaning specified in Section 3.05(a).

                  "Determination Date" has the meaning specified in Section 15.05(l).

                  "Event of Default" means any event specified in Section 7.01 as an Event of Default.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

                  "Ex-Dividend Time" has the meaning specified in Section 15.01(b).

                  "Expiration Time" has the meaning specified in Section
15.05(f).

                  "Fair Market Value" has the meaning specified in Section 15.05(h).

                  "Fiscal Quarter" means, with respect to the Company, the first, second, third and fourth quarter of any fiscal year ending on December 31, March 31, June 30 and September 30, respectively.

                  "Fundamental Change" means the occurrence of any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the Ordinary Shares shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not all or substantially all common stock (or comparable equity security of a non-U.S. entity) that is, or which will be upon consummation of or immediately following such transaction or event, listed on a United States national securities exchange or approved (or, upon consummation of or immediately following such transaction or event, which will be approved) for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

                  "Global Note" has the meaning specified in Section 2.02.

                  "Indenture" means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

                  "Initial Purchasers" means Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (each an "Initial Purchaser").

                  "Interest" means, when used with reference to the Notes, any interest payable under the terms of the Notes, including (i) Additional Amounts, to the extent specified in the Note and (ii) Additional Interest, if any, payable under the terms of the Registration Rights Agreement.

                  "Measurement Period" has the meaning specified in Section 15.01(a).

                  "Moody's" means Moody's Investor Service, Inc. (or its successors).


                  "Non-electing share" has the meaning specified in Section
15.06.

                  "Note" or "Notes" means any Note or Notes, as the case may be, authenticated and delivered under this Indenture, including any Global Note.

                  "Noteholder" or "holder" as applied to any Note, or other similar terms (but excluding the term "Beneficial Holder"), means any Person in whose name at the time a particular Note is registered on the Note Registrar's books.

                  "Note Register" has the meaning specified in Section 2.05.

                  "Note Registrar" has the meaning specified in Section 2.05.

                  "Notice Date" means the date of mailing of the notice of redemption pursuant to Section 3.02.

                  "Offer Expiration Time" has the meaning specified in Section 15.05(g).

                  "Offeror Purchased Shares" has the meaning specified in
Section 15.05(g).

                  "Officers' Certificate", when used with respect to the Company, means a certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title "Vice President") and the Treasurer or any Assistant Treasurer, or the Secretary or Assistant Secretary of the Company.

                  "Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company.

                  "Ordinary Shares" means the ordinary shares of any class of the Company that has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and that is not subject to redemption by the Company. Subject to the provisions of Section 15.06, however, shares issuable on conversion of Notes shall include only shares of the class designated as ordinary shares of the Company at the date of this Indenture (namely, the Ordinary Shares, par value (L0.01) or shares of any class or classes resulting from any reclassification or reclassifications thereof and that have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and that are not subject to redemption by the Company; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable on conversion shall be substantially in the proportion that the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

                  "Outstanding", when used with reference to Notes and subject to the provisions of Section 9.04, means, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

                  (a) Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

                  (b) Notes, or portions thereof, (i) for the redemption of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or
         (ii) which shall have been otherwise discharged in accordance with
         Article 13;

                  (c) Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06; and

                  (d) Notes converted into Ordinary Shares pursuant to Article 15 and Notes deemed not outstanding pursuant to Article 3.

                  "Person" means a corporation, an association, a partnership, a limited liability company, an individual, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

                  "Portal Market" means The Portal Market operated by the National Association of Securities Dealers, Inc. or any successor thereto.

                  "Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note, and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in exchange for a mutilated Note or in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated lost, destroyed or stolen Note that it replaces.

                  "Purchased Shares" has the meaning specified in Section 15.05(f).

                  "Record Date" has the meaning specified in Section 15.05(h).

                  "Registration Rights Agreement" means the Registration Rights Agreement, dated as of March 5, 2004, between the Company and the Initial Purchasers, as amended from time to time in accordance with its terms.

                  "Repurchase Date" has the meaning specified in Section 3.06.

                  "Repurchase Notice" has the meaning specified in Section 3.06.

                  "Repurchase Price" has the meaning specified in Section 3.06.

                  "Responsible Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

                  "Restricted Securities" has the meaning specified in Section 2.05(c).

                  "Rule 144A" means Rule 144A as promulgated under the Securities Act.

                  "Securities" has the meaning specified in Section 15.05(d).

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

                  "Significant Subsidiary" means, as of any date of determination, a Subsidiary of the Company that would constitute a "significant subsidiary" as such term is defined under Rule 1-02(w) of Regulation S-X of the Commission as in effect on the date of this Indenture.

                  "Standard & Poor's" means Standard & Poor's Rating Services (or its successors).

                  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

                  "Termination of Trading" will be deemed to have occurred if the Ordinary Shares (or other ordinary shares into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

                  "Trading Day" has the meaning specified in Section 15.05(h).

                  "Trading Price" means, on any date, the average of the secondary market bid quotations per $1,000 principal amount of Notes obtained by the Trustee for $10,000,000 principal amount of Notes at approximately 3:30 p.m., New York City time, on such date from three independent nationally recognized securities dealers selected by the Company; provided that if at least three such bids cannot reasonably be obtained by the Trustee, but two such bids are obtained, then the average of the two such bids shall be used, and if only one such bid can reasonably be obtained by the Trustee, one bid shall be used; provided further that if the Trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of Notes from a nationally recognized securities dealer, then the Trading Price per $1,000 principal amount of Notes on such date shall be deemed to be less than 98% of the product of (a) the Conversion Rate and (b) the Closing Sale Price on such date.

                  "Trigger Event" has the meaning specified in Section 15.05(d).

                  "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as it was in force at the date of this Indenture, except as provided in Sections 11.03 and 15.06; provided that if the Trust Indenture Act of 1939 is amended after the date hereof, the term "Trust Indenture Act" shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939 as so amended.

                  "Trustee" means The Bank of New York and its successors and any corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party and any successor trustee at the time serving as successor trustee hereunder.


                                   ARTICLE 2

                   ISSUE, DESCRIPTION, EXECUTION, REGISTRATION
                              AND EXCHANGE OF NOTES

                  Section 2.01. Designation Amount And Issue Of Notes. The Notes shall be designated as "0.50% Convertible Senior Notes due 2024". The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited. The Company may, without the consent of the holders of the Notes, from time to time, issue additional Notes under this Indenture with the same terms and provisions and CUSIP numbers as the Notes hereby offered, provided that no such additional Notes may be issued unless such Notes are fungible with the Notes for United States federal income tax purposes.

                  The Notes upon the execution of this Indenture, or from time to time thereafter, may be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Notes to or upon the written order of the Company, signed by its Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title "Vice President"), the Treasurer or any Assistant Treasurer or the Secretary or Assistant Secretary, without any further action by the Company hereunder.

                  Section 2.02. Form of Notes. The Notes and the Trustee's certificate of authentication to be borne by such Notes shall be substantially in the form set forth in Exhibit A. The terms and provisions contained in the form of Note attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

                  Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends, endorsements or changes as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required by the Custodian, the Depositary or by the National Association of Securities Dealers, Inc. in order for the Notes to be tradable on The Portal Market or as may be required for the Notes to be tradable on any other market developed for trading of securities pursuant to Rule 144A or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed, or to conform to usage, or to indicate any special limitations or restrictions to which any particular Notes are subject.

                  So long as the Notes are eligible for book-entry settlement with the Depositary, or unless otherwise required by law, or otherwise contemplated by Section 2.05(a), all of the Notes will be represented by one or more Notes in global form registered in the name of the Depositary or the nominee of the Depositary (a "Global Note"). The transfer and exchange of beneficial interests in any such Global Note shall be effected through the Depositary in accordance with this Indenture and the applicable procedures of the Depositary. Except as provided in Section 2.05(a), beneficial owners of a Global Note shall not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders of such Global Note.

                  Any Global Note shall represent such of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect redemptions, repurchases, conversions, transfers or exchanges permitted hereby. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the holder of such Notes in accordance with this Indenture. Payment of principal of and Interest on any Global Note shall be made to the holder of such Note.

                  Section 2.03. Date And Denomination Of Notes; Payments Of Interest. The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear Interest from the date specified on the face of the form of Note attached as Exhibit A hereto. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

                  The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any record date with respect to any interest payment date shall be entitled to receive the Interest payable on such interest payment date, except that the Interest payable upon redemption or repurchase will be payable to the Person to whom principal is payable pursuant to such redemption or repurchase (unless the redemption date or the repurchase date, as the case may be, falls after a record date and on or prior to the corresponding interest payment date, in which case accrued and unpaid Interest to, but excluding, such redemption date or repurchase date shall be payable on such interest payment date to the holders of such Notes registered as such on the applicable record date).

                  Notwithstanding the foregoing, if any Note (or portion thereof) is converted into Ordinary Shares during the period after a record date for the payment of Interest to, but prior to the next succeeding interest payment date and such Note (or portion thereof) has been called or tendered for redemption on a redemption date which occurs during such period, the Company shall not be required to pay interest on such interest payment date in respect of any such Note (or portion thereof). Interest shall be payable at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, City of New York, which shall initially be an office or agency of the Trustee. The Company shall pay Interest (i) on any Notes in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Note Register (or upon written notice, by wire transfer in immediately available funds, if such Person is entitled to Interest on aggregate principal in excess of $2 million) or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee. The term "record date" with respect to any interest payment date shall mean the March 1 or September 1 preceding the applicable March 15 or September 15 interest payment date, respectively.

                  Any Interest on any Note that is payable, but is not punctually paid or duly provided for, on any March 15 or September 15 (herein called "Defaulted Interest") shall forthwith cease to be payable to the Noteholder on the relevant record date by virtue of his having been such Noteholder, and such Defaulted Interest shall be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

                           (1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor 27 9 Notes) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment (which shall be not less than twenty-five (25) days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Interest which shall be not more than fifteen (15) days and not less than ten (10) days prior to the date of the proposed payment, and not less than ten (10) days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first-class postage prepaid, to each holder at his address as it appears in the Note Register, not less than ten (10) days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (2) of this Section 2.03.

                           (2) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

                  Section 2.04. Execution of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title "Vice President"). Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the form of Note attached as Exhibit A hereto, manually executed by the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 16.11), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

                  In case any officer of the Company who shall have signed any of the Notes shall cease to be such officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the person who signed such Notes had not ceased to be such officer of the Company, and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

                  Section 2.05. Exchange and Registration of Transfer of Notes; Restrictions on Transfer. (a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office and in any other office or agency of the Company designated pursuant to Section 5.02 being herein sometimes collectively referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. The Note Register shall be in written form or in any form capable of being converted into written form within a reasonably prompt period of time. The Trustee is hereby appointed "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-registrars in accordance with Section 5.02.

                  Upon surrender for registration of transfer of any Note to the Note Registrar or any co-registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

                  Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 5.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Noteholder making the exchange is entitled to receive bearing registration numbers not contemporaneously outstanding.

                  All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

                  All Notes presented or surrendered for registration of transfer or for exchange, redemption, repurchase or conversion shall (if so required by the Company or the Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company, duly executed by the Noteholder thereof or his attorney duly authorized in writing.

                  No service charge shall be made to any holder for any registration of, transfer or exchange of Notes, but the Company may require payment by the holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes.

                  Neither the Company nor the Trustee nor any Note Registrar shall be required to exchange or register a transfer of (a) any Notes for a period of fifteen (15) days next preceding any selection of Notes to be redeemed, (b) any Notes or portions thereof called for redemption pursuant to
Section 3.02, (c) any Notes or portions thereof surrendered for conversion pursuant to Article 15, (d) any Notes or portions thereof tendered for repurchase (and not withdrawn) pursuant to Section 3.05 or (e) any Notes or portions thereof tendered for repurchase (and not withdrawn) pursuant to Section 3.06.

                      (b) The following provisions shall apply only to Global
Notes:

                           (i) Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary or a nominee thereof and delivered to such Depositary or a nominee thereof or Custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

                           (ii) Notwithstanding any other provision in this Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depositary or a nominee thereof unless (A) the Depositary (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Note and a successor depositary has not been appointed by the Company within ninety days or (ii) has ceased to be a clearing agency registered under the Exchange Act and a successor depositary has not been appointed by the Company within ninety days, (B) an Event of Default has occurred and the maturity of the Notes shall have been accelerated in accordance with Section 7.01 and any Noteholder shall have given written notice to the Company requesting the issuance of definitive Notes or (C) the Company, in its sole discretion, notifies the Trustee in writing that it no longer wishes to have all the Notes represented by Global Notes. Any Global Note exchanged pursuant to clause (A) or (B) above shall be so exchanged in whole and not in part and any Global Note exchanged pursuant to clause (C) above may be exchanged in whole or from time to time in part as directed by the Company. Any Note issued in exchange for a Global Note or any portion thereof shall be a Global Note; provided that any such Note so issued that is registered in the name of a Person other than the Depositary or a nominee thereof shall not be a Global Note.

                           (iii) Securities issued in exchange for a Global Note or any portion thereof pursuant to clause (ii) above shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Note or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Note to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Note Registrar. With regard to any Global Note to be exchanged in part, either such Global Note shall be so surrendered for exchange or, if the Trustee is acting as Custodian for the Depositary or its nominee with respect to such Global Note, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee shall authenticate and make available for delivery the Note issuable on such exchange to or upon the written order of the Depositary or an authorized representative thereof.


                           (iv) In the event of the occurrence of any of the events specified in clause (ii) above, the Company will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form, without interest coupons.

                           (v) Neither any members of, or participants in, the Depositary ("Agent Members") nor any other Persons on whose behalf Agent Members may act shall have any rights under this Indenture with respect to any Global Note registered in the name of the Depositary or any nominee thereof, and the Depositary or such nominee, as the case may be, may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and holder of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or such nominee, as the case may be, or impair, as between the Depositary, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a holder of any Note.

                           (vi) At such time as all interests in a Global Note have been redeemed, repurchased, converted, canceled or exchanged for Notes in certificated form, such Global Note shall, upon receipt thereof, be canceled by the Trustee in accordance with standing procedures and instructions existing between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is redeemed, repurchased, converted, canceled or exchanged for Notes in certificated form, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction.

                  (c) Every Note that bears or is required under this Section 2.05(c) to bear the legend set forth in this Section 2.05(c) (together with any Ordinary Shares issued upon conversion of the Notes and required to bear the legend set forth in Section 2.05(d), collectively, the "Restricted Securities") shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including those set forth in the legend below) unless such restrictions on transfer shall be waived by written consent of the Company, and the holder of each such Restricted Security, by such Note holder's acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c), the term "transfer" encompasses any sale, pledge, loan, transfer or other disposition whatsoever of any Restricted Security or any interest therein.


              Until the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision), any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Ordinary Shares, if any, issued upon conversion thereof, which shall bear the legend set forth in Section 2.05(d), if applicable) shall bear a legend in substantially the following form, unless such Note has been sold pursuant to a registration statement that has been declared effective under the Securities Act (and that continues to be effective at the time of such transfer) or pursuant to Rule 144 under the Securities Act or any similar provision then in force, or unless otherwise agreed by the Company in writing, with written notice thereof to the Trustee:

              THIS SECURITY AND THE ORDINARY SHARES ("ORDINARY SHARES") OF AMDOCS LIMITED (THE "COMPANY") ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY, THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN OR THEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE RIGHTS OF THE COMPANY AND THE WITHIN MENTIONED TRUSTEE PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES WHERE REGISTRATION OR TRANSFER OF THIS SECURITY IS REQUIRED, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY COMPLETED AND

DELIVERED BY THE TRANSFEROR TO THE TRUSTEE THIS LEGEND WILL BE REMOVED AFTER THE RESALE RESTRICTION TERMINATION DATE UPON THE REQUEST OF THE HOLDER AND THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND/OR OTHER INFORMATION SATISFACTORY TO THE COMPANY.

              Any Note (or security issued in exchange or substitution therefor other than Ordinary Shares) as to which such restrictions on transfer shall have expired in accordance with their terms or as to conditions for removal of the foregoing legend set forth therein have been satisfied may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(c). If the Restricted Security surrendered for exchange is represented by a Global Note bearing the legend set forth in this Section 2.05(c), the principal amount of the legended Global Note shall be reduced by the appropriate principal amount and the principal amount of a Global Note without the legend set forth in this Section 2.05(c) shall be increased by an equal principal amount. If a Global Note without the legend set forth in this
Section 2.05(c) is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver an unlegended Global Note to the Depositary.

                  (d) Until the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision), any stock certificate representing Ordinary Shares issued upon conversion of any Note shall bear a legend in substantially the following form, unless such Ordinary Shares have been sold pursuant to a registration statement that has been declared effective under the Securities Act (and that continues to be effective at the time of such transfer) or pursuant to Rule 144 under the Securities Act or any similar provision then in force, or such Ordinary Shares have been issued upon conversion of Notes as to which the restrictions on transfer set forth in Section 2.05(c) shall have expired or the conditions for removal of the legend on such Notes have been satisfied, or unless otherwise agreed by the Company in writing with written notice thereof to the transfer agent:

                  THE ORDINARY SHARES ("ORDINARY SHARES") OF AMDOCS LIMITED (THE "COMPANY") REPRESENTED BY THIS CERTIFICATE (THIS "SECURITY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT

         OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE RIGHTS OF THE COMPANY PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT, AND IN EACH OF THE FOREGOING CASES WHERE REGISTRATION OR TRANSFER OF THIS SECURITY IS REQUIRED, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY AND THE TRANSFER AGENT FOR THE ORDINARY SHARES. THIS LEGEND WILL BE REMOVED AFTER THE RESALE RESTRICTION TERMINATION DATE UPON THE REQUEST OF THE HOLDER AND THE DELIVERY TO THE COMPANY AND THE TRANSFER AGENT FOR THE ORDINARY SHARES OF AN OPINION OF COUNSEL, CERTIFICATES AND/OR OTHER INFORMATION SATISFACTORY TO THE COMPANY.

              Any such Ordinary Shares as to which such restrictions on transfer shall have expired in accordance with their terms or as to which the conditions for removal of the foregoing legend set forth therein have been satisfied may, upon surrender of the certificates representing such Ordinary Shares for exchange in accordance with the procedures of the transfer agent for the Ordinary Shares, be exchanged for a new certificate or certificates for a like number of Ordinary Shares that shall not bear the restrictive legend required by this Section 2.05(d).

                  (e) Any Note or Ordinary Share issued upon the conversion of a Note that, prior to the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision), is purchased or owned by the Company or any Affiliate thereof may not be resold by the Company or such Affiliate unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Notes or Ordinary Shares, as the case may be, no longer being "Restricted Securities" (as defined under Rule 144).

                  (f) The Trustee shall have no responsibility or obligation to any Agent Members or any other Person with respect to the accuracy of the books or records, or the acts or omissions, of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any Agent Member or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Noteholder and all payments to be made to Noteholders under the Notes shall be given or made only to or upon the order of the registered Noteholders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the customary procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its Agent Members.

                  The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

                  Section 2.06. Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon the Company's written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and make available for delivery, a new Note, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case, the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

                  Following receipt by the Trustee or such authenticating agent, as the case may be, of satisfactory security or indemnity and evidence, as described in the preceding paragraph, the Trustee or such authenticating agent may authenticate any such substituted Note and make available for delivery such Note. Upon the issuance of any substituted Note, the Company may require the payment by the holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Note that has matured or is about to mature or has been called for redemption or has been tendered for repurchase upon a Designated Event (and not withdrawn) or has been surrendered for repurchase on a Repurchase Date (and not withdrawn) or is to be converted into Ordinary Shares shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or in connection with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, the Trustee and, if applicable, any paying agent or conversion agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

                  Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion or redemption or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or conversion or redemption or repurchase of negotiable instruments or other securities without their surrender.

                  Section 2.07. Temporary Notes. Pending the preparation of Notes in certificated form, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon the written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Notes in certificated form, but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Notes in certificated form. Without unreasonable delay, the Company will execute and deliver to the Trustee or such authenticating agent Notes in certificated form and thereupon any or all temporary Notes may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 5.02 and the Trustee or such authenticating agent shall authenticate and make available for delivery in exchange for such temporary Notes an equal aggregate principal amount of Notes in certificated form. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Notes in certificated form authenticated and delivered hereunder.

                  Section 2.08. Cancellation of Notes. All Notes surrendered for the purpose of payment, redemption, repurchase, conversion, exchange or registration of transfer shall, if surrendered to the Company or any paying agent or any Note Registrar or any conversion agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee, shall be promptly canceled by it, and no Notes shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of such canceled Notes in accordance with its customary procedures. If the Company shall acquire any of the Notes, such acquisition shall not operate as a redemption, repurchase or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

                  Section 2.09. CUSIP Numbers. The Company in issuing the Notes may use CUSIP numbers (if then generally in use), and, if so, the Trustee shall use CUSIP numbers in notices of redemption or repurchases as a convenience to Noteholders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption or a repurchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or repurchase shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP numbers.

                                    ARTICLE 3

                       REDEMPTION AND REPURCHASE OF NOTES

                  Section 3.01. Redemption of Notes. The Company may not redeem any Notes prior to March 20, 2009. At any time on or after March 20, 2009 and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon notice as set forth in Section 3.02, at a cash redemption price equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid Interest, if any, to, but excluding, the date fixed for redemption; provided that if the redemption date falls after a record date and on or prior to the corresponding interest payment date, then accrued and unpaid Interest, if any, to, but excluding, the date fixed for redemption, shall be paid on such interest payment date to the holders of record of such Notes on the applicable record date instead of the holders surrendering such Notes for redemption on such date.

                  Section 3.02. Notice of Optional Redemption; Selection of Notes. In case the Company shall desire to exercise the right to redeem all or, as the case may be, any part of the Notes pursuant to Section 3.01, it shall fix a date for redemption and it or, at its written request received by the Trustee not fewer than forty-five (45) days prior (or such shorter period of time as may be acceptable to the Trustee) to the date fixed for redemption, the Trustee in the name of and at the expense of the Company, shall mail or cause to be mailed a notice of such redemption not fewer than thirty (30) nor more than sixty (60) days prior to the redemption date to each holder of Notes so to be redeemed as a whole or in part at its last address as the same appears on the Note Register; provided that if the Company shall give such notice, it shall also give written notice of the redemption date to the Trustee. Such mailing shall be by first class mail. The notice, if mailed in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Concurrently with the mailing of any such notice of redemption, the Company shall issue a press release announcing such redemption, the form and content of which press release shall be determined by the Company in its sole discretion. The failure to issue any such press release or any defect therein shall not affect the validity of the redemption notice or any of the proceedings for the redemption of any Note called for redemption.

                  Each such notice of redemption shall specify the aggregate principal amount of Notes to be redeemed, the CUSIP number or numbers of the Notes being redeemed, the date fixed for redemption (which shall be a Business
Day), the redemption price at which Notes are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Notes, that Interest accrued to the date fixed for redemption will be paid as specified in said notice, and that on and after said date Interest thereon or on the portion thereof to be redeemed will cease to accrue. Such notice shall also state the current Conversion Rate and the date on which the right to convert such Notes or portions thereof into Ordinary Shares will expire. If fewer than all the Notes are to be redeemed, the notice of redemption shall identify the Notes to be redeemed (including CUSIP numbers, if any). In case any
Note is to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that, on and after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

                  On or prior to the redemption date specified in the notice of redemption given as provided in this Section 3.02, the Company will deposit with the Trustee or with one or more paying agents (or, if the Company is acting as its own paying agent, set aside, segregate and hold in trust as provided in
Section 5.04) an amount of money in immediately available funds sufficient to redeem on the redemption date all the Notes (or portions thereof) so called for redemption (other than those theretofore surrendered for conversion into Ordinary Shares) at the appropriate redemption price, together with accrued and unpaid Interest to, but excluding, the redemption date; provided that if such payment is made on the redemption date it must be received by the Trustee or paying agent, as the case may be, by 10:00 a.m. New York City time on such date. The Company shall be entitled to retain any interest, yield or gain on amounts deposited with the Trustee or any paying agent pursuant to this Section 3.02 in excess of amounts required hereunder to pay the redemption price and accrued and unpaid Interest to, but excluding, the redemption date. If any Note called for redemption is converted pursuant hereto prior to such redemption date, any money deposited with the Trustee or any paying agent or so segregated and held in trust for the redemption of such Note shall be paid to the Company, or, if then held by the Company, shall be discharged from such trust. Whenever any Notes are to be redeemed, the Company will give the Trustee written notice in the form of an Officers' Certificate not fewer than forty-five (45) days (or such shorter period of time as may be acceptable to the Trustee) prior to the redemption date as to the aggregate principal amount of Notes to be redeemed.

                  If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes or portions thereof of the Global Note or the Notes in certificated form to be redeemed (in principal amounts of $1,000 or multiples thereof) by lot, on a pro rata basis or by another method the Trustee deems fair and appropriate. If any Note selected for partial redemption is submitted for conversion in part after such selection, the portion of such Note submitted for conversion shall be deemed (so far as may be possible) to be the portion to be selected for redemption. The Notes (or portions thereof) so selected shall be deemed duly selected for redemption for all purposes hereof, notwithstanding that any such Note is submitted for conversion in part before the mailing of the notice of redemption.

                  Upon any redemption of less than all of the outstanding Notes, the Company and the Trustee may (but need not), solely for purposes of determining the pro rata allocation among such Notes as are unconverted and outstanding at the time of redemption, treat as outstanding any Notes surrendered for conversion during the period of fifteen (15) days next preceding the mailing of a notice of redemption and may (but need not) treat as outstanding any Note authenticated and delivered during such period in exchange for the unconverted portion of any Note converted in part during such period.

                  Section 3.03. Payment of Notes Called For Redemption by the Company. If notice of redemption has been given as provided in Section 3.02, the Notes or portion of Notes with respect to which such notice has been given shall, unless converted into Ordinary Shares pursuant to the terms hereof, become due and payable on the date fixed for redemption and at the place or places stated in such notice at the applicable redemption price, together with Interest accrued and unpaid to (but excluding) the redemption date, and on and after said date (unless the Company shall default in the payment of such Notes at the redemption price, together with Interest accrued and unpaid to said date) Interest on the Notes or portion of Notes so called for redemption shall cease to accrue and, after the close of business on the Business Day immediately preceding the redemption date (unless the Company shall default in the payment of such Notes at the redemption price, together with Interest accrued and unpaid to said date) such Notes shall cease to be convertible into Ordinary Shares and, except as provided in Section 8.05 and Section 13.04, to be entitled to any benefit or security under this Indenture, and the holders thereof shall have no right in respect of such Notes except the right to receive the redemption price thereof and unpaid Interest to (but excluding) the redemption date. On presentation and surrender of such Notes at a place of payment in said notice specified, the said Notes or the specified portions thereof shall be paid and redeemed by the Company at the applicable redemption price, together with Interest accrued and unpaid thereon to, but excluding, the redemption date; provided that if the redemption date falls after a record date and on or prior the corresponding interest payment date, then accrued and unpaid Interest, if any, to, but excluding, the date fixed for redemption shall be paid on such interest payment date to the holders of record of such Notes on the applicable record date instead of the holders surrendering such Notes for redemption on such date.

                  Upon presentation of any Note redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Note or Notes, of authorized denominations, in principal amount equal to the unredeemed portion of the Notes so presented.

                  Notwithstanding the foregoing, the Trustee shall not redeem any Notes or mail any notice of redemption during the continuance of a default in payment of Interest on the Notes or if the principal amount of the Notes has been accelerated. Without duplication with Section 7.02 hereof, if any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid or duly provided for, bear interest from the redemption date at a rate equal to 1% per annum plus the rate borne by the Note and such Note shall remain convertible into Ordinary Shares until the principal and Interest shall have been paid or duly provided for.

                  Section 3.04. [RESERVED]

                  Section 3.05. Repurchase at Option of Holders Upon a Designated Event. (a) If there shall occur a Designated Event at any time prior to maturity of the Notes, then each Noteholder shall have the right, at such holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is a multiple of $1,000 principal amount, as of the date (the "Designated Event Repurchase Date") specified by the Company that is not less than twenty (20) Business Days nor more than thirty-five (35) Business Days after the date of the Designated Event Notice (as defined in Section 3.05(b)) with respect to such Designated Event at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid Interest, if any, to, but excluding, the Designated Event Repurchase Date (the "Designated Event Repurchase Price"); provided that if such Designated Event Repurchase Date falls after a record date and on or prior the corresponding interest payment date, then accrued and unpaid Interest, if any, to, but excluding the Designated Event Repurchase Date shall be paid on such interest payment date to the holders of record of the Notes on the applicable record date instead of the holders surrendering the Notes for repurchase on such date and provided further that no Notes may be repurchased by the Company pursuant to this Section 3.05 if the principal amount of Notes has been accelerated and such acceleration has not been rescinded on or prior to the Designated Event Repurchase Date. Repurchases of Notes under this Section 3.05 shall be made, at the option of the holder thereof, upon:

                                    (i) delivery to the Trustee (or other paying
         agent appointed by the Company) by a holder of a duly completed notice (the "Designated Event Repurchase Notice") in the form set forth on the reverse of the Note prior to the close of business on the Designated Event Repurchase Date; and

                                    (ii) delivery or book-entry transfer of the
         Notes to the Trustee (or other paying agent appointed by the Company) at any time after delivery of the Designated Event Repurchase Notice (together with all necessary endorsements) at the Corporate Trust Office of the Trustee (or other paying agent appointed by the Company) in the Borough of Manhattan as provided in Section 5.02, such delivery being a condition to receipt by the holder of the repurchase price therefor; provided that such repurchase price shall be so paid pursuant to this Section 3.05 only if the Note so delivered to the Trustee (or other paying agent appointed by the Company) shall conform in all respects to the description thereof in the related Designated Event Repurchase Notice.

                  The Company shall purchase from the holder thereof, pursuant to this Section 3.05, a portion of a Note, if the principal amount of such portion is $1,000 or a whole multiple of $1,000. Provisions of this Indenture that apply to the purchase of all of a Note also apply to the purchase of such portion of such Note.

                  Any purchase by the Company contemplated pursuant to the provisions of this Section 3.05 shall be consummated by the delivery of the consideration to be received by the holder promptly following the later of the Designated Event Repurchase Date and the time of the book-entry transfer or delivery of the Note.

                  Notwithstanding anything herein to the contrary, any holder delivering to the Trustee (or other paying agent appointed by the Company) the Designated Event Repurchase Notice contemplated by this Section 3.05 shall have the right to withdraw such Designated Event Repurchase Notice at any time prior to the close of business on the Designated Event Repurchase Date by delivery of a written notice of withdrawal to the Trustee (or other paying agent appointed by the Company) in accordance with Section 3.05(c) below.

                  The Trustee (or other paying agent appointed by the Company) shall promptly notify the Company of the receipt by it of any Designated Event Repurchase Notice or written notice of withdrawal thereof.

                           (b) On or before the fifteenth day after the
occurrence of a Designated Event, the Company or at its written request (which must be received by the Trustee at least five (5) Business Days prior to the date the Trustee is requested to give notice as described below, unless the Trustee shall agree in writing to a shorter period), the Trustee, in the name of and at the expense of the Company, shall mail or cause to be mailed to all holders of record on the date of the Designated Event a notice (the "Designated Event Notice") of the occurrence of such Designated Event and of the repurchase right at the option of the holders arising as a result thereof. Such notice shall be mailed in the manner and with the effect set forth in the first paragraph of Section 3.02 (without regard for the time limits set forth therein). If the Company shall give such notice, the Company shall also deliver a copy of the Designated Event Notice to the Trustee at such time as it is mailed to Noteholders. Concurrently with the mailing of any Designated Event Notice, the Company shall issue a press release announcing such Designated Event referred to in the Designated Event Notice, the form and content of which press release shall be determined by the Company in its sole discretion. The failure to issue any such press release or any defect therein shall not affect the validity of the Designated Event Notice or any proceedings for the repurchase of any Note which any Noteholder may elect to have the Company repurchase as provided in this Section 3.05.

                  Each Designated Event Notice shall specify the circumstances constituting the Designated Event, the Designated Event Repurchase Date, the price at which the Company shall be obligated to repurchase Notes, that the holder must exercise the repurchase right on or prior to the close of business on the Designated Event Repurchase Date (the "Designated Event Expiration Time"), that the holder shall have the right to withdraw any Notes surrendered prior to the Designated Event Expiration Time, a description of the procedure that a Noteholder must follow to exercise such repurchase right and to withdraw any surrendered Notes, the place or places where the holder is to surrender such holder's Notes, the amount of Interest accrued and unpaid, if any, on each Note to the Designated Event Repurchase Date and the CUSIP number or numbers of the Notes (if then generally in use) and include a form of Designated Event Repurchase Notice. The Designated Event Notice shall indicate whether the Company has elected to pay the Designated Event Repurchase Price in whole or in part by delivery of Ordinary Shares or common equity of the Company's parent, if applicable, as well as the method by which the Company determined the fair market value of the Ordinary Shares and shall specify the percentage of the Designated Event Repurchase Price to be paid in cash, if any, and the percentage of the Designated Event Repurchase Price to be paid in Ordinary Shares or common equity of the Company's parent.

                  No failure of the Company to give the foregoing notices and no defect therein shall limit the Noteholders' repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this
Section 3.05.

                           (c) A Designated Event Repurchase Notice may be
withdrawn by means of a written notice of withdrawal delivered to the office of the Trustee (or other paying agent appointed by the Company) in accordance with the Designated Event Repurchase Notice at any time prior to the close of business on the Designated Event Repurchase Date, specifying:

                                    (i) the certificate number, if any, of the
         Note in respect of which such notice of withdrawal is being submitted, or the appropriate Depositary information if the Note in respect of which such notice of withdrawal is being submitted is represented by a Global Note,

                                    (ii) the principal amount of the Note with
         respect to which such notice of withdrawal is being submitted, and

                                    (iii) the principal amount, if any, of such
         Note that remains subject to the original Designated Event Repurchase Notice and that has been or will be delivered for purchase by the Company.

                           (d) On or prior to the Designated Event Repurchase
Date, the Company will deposit with the Trustee (or other paying agent appointed by the Company or if the Company is acting as its own paying agent, set aside, segregate and hold in trust as provided in Section 5.04) an amount of money sufficient to repurchase on the Designated Event Repurchase Date all the Notes to be repurchased on such date at the appropriate repurchase price, together with accrued and unpaid Interest to, but excluding, the Designated Event Repurchase Date; provided that if such payment is made on the Designated Event Repurchase Date it must be received by the Trustee or paying agent, as the case may be, by 10:00 a.m. New York City time, on such date. Subject to receipt of funds and/or Notes by the Trustee (or other paying agent appointed by the Company), payment for Notes surrendered for repurchase (and not withdrawn) prior to the Designated Event Expiration Time will be made promptly (but in no event more than five (5) Business Days) following the later of (x) the Designated Event Repurchase Date with respect to such Note (provided the holder has satisfied the conditions in Section 3.05) and (y) the time of delivery of such Note to the Trustee (or other paying agent appointed by the Company) by the holder thereof in the manner required by Section 3.05 by mailing checks for the amount payable to the holders of such Notes entitled thereto as they shall appear in the Note Register.

                  If the Trustee (or other paying agent appointed by the Company) holds money sufficient to repurchase on the Designated Event Repurchase Date all the Notes or portions thereof that are to be purchased as of the Designated Event Repurchase Date, then on or after the Business Day following the Designated Event Repurchase Date (i) the Notes will cease to be outstanding,
(ii) Interest on the Notes will cease to accrue, and (iii) all other rights of the holders of such Notes will terminate, whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or paying agent, other than the right to receive the repurchase price upon delivery of the Notes.

                           (e) In the case of a reclassification, change,
consolidation, merger, combination, sale or conveyance to which Section 15.06 applies, in which the Ordinary Shares of the Company are changed or exchanged as a result into the right to receive stock, securities or other property or assets (including cash), which includes Ordinary Shares of the Company or common equity of another Person that is, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States and such shares constitute at the time such change or exchange becomes effective in excess of 50% of the aggregate Fair Market Value of such stock, securities or other property or assets (including cash) (as determined by the Company, which determination shall be conclusive and binding), then the Person formed by such consolidation or resulting from such merger or that acquires such assets, as the case may be, shall execute and deliver to the Trustee a supplemental indenture (accompanied by an Opinion of Counsel that such supplemental indenture complies with the Trust Indenture Act as in force at the date of execution of such supplemental indenture) modifying the provisions of this Indenture relating to the right of holders of the Notes to cause the Company to repurchase the Notes following a Designated Event, including without limitation the applicable provisions of this Section 3.05 and the definitions of Ordinary Shares and Designated Event, as appropriate, as determined in good faith by the Company (which determination shall be conclusive and binding), to make such provisions apply to such other Person if different from the Company and the common equity issued by such Person (in lieu of the Company and the Ordinary Shares of the Company).

                           (f) The Company will comply with the provisions of
Rule 13e-4 and any other tender offer rules under the Exchange Act (including, without limitation, filing a Schedule TO or other schedule) to the extent then applicable in connection with the repurchase rights of the holders of Notes in the event of a Designated Event.

                  Section 3.06. Repurchase of Notes by the Company at Option of the Holder. Unless the Company has elected to redeem all of the Notes in accordance with Section 3.01, Notes not theretofore called for redemption shall be purchased by the Company pursuant to the terms of the Notes at the option of the holder on March 15 of 2009, 2014 and 2019 (each, a "Repurchase Date") at a repurchase price of 100% of the principal amount, plus any accrued and unpaid Interest to, but excluding, the Repurchase Date (the "Repurchase Price"), subject to the provisions of Section 3.07(a); provided that no Notes may be repurchased by the Company pursuant to this Section 3.06 if the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or prior to the Repurchase Date. Repurchases of Notes under this Section 3.06 shall be made, at the option of the holder thereof, upon:

                           (a) delivery to the Trustee (or other paying agent
appointed by the Company) by a holder of a duly completed notice (the "Repurchase Notice") in the form set forth on the reverse of the Note during the period beginning at any time from the opening of business on the date that is twenty (20) Business Days prior to the Repurchase Date until the close of business on the Repurchase Date; and

                           (b) delivery or book-entry transfer of the Notes to
the Trustee (or other paying agent appointed by the Company) at any time after delivery of the Repurchase Notice (together with all necessary endorsements) at the Corporate Trust Office of the Trustee (or other paying agent appointed by the Company) in the Borough of Manhattan as provided in Section 5.02, such delivery being a condition to receipt by the holder of the repurchase price therefor; provided that such repurchase price shall be so paid pursuant to this
Section 3.06 only if the Note so delivered to the Trustee (or other paying agent appointed by the Company) shall conform in all respects to the description thereof in the related Repurchase Notice.

                  The Company shall purchase from the holder thereof, pursuant to this Section 3.06, a portion of a Note, if the principal amount of such portion is $1,000 or a whole multiple of

$1,000. Provisions of this Indenture that apply to the purchase of all of a Note also apply to the purchase of such portion of such Note.

                  Any purchase by the Company contemplated pursuant to the provisions of this Section 3.06 shall be consummated by the delivery of the consideration to be received by the holder promptly following the later of the Repurchase Date and the time of the book-entry transfer or delivery of the Note.

                  Notwithstanding anything herein to the contrary, any holder delivering to the Trustee (or other paying agent appointed by the Company) a Repurchase Notice contemplated by this Section 3.06 shall have the right to withdraw such Repurchase Notice at any time prior to the close of business on the Repurchase Date by delivery of a written notice of withdrawal to the Trustee (or other paying agent appointed by the Company) in accordance with Section 3.08.

                  The Trustee (or other paying agent appointed by the Company) shall promptly notify the Company of the receipt by it of any Repurchase Notice or written notice of withdrawal thereof.

                  Section 3.07.     Company Repurchase Notice.

                           (a) The Notes to be repurchased on any Repurchase
Date pursuant to Section 3.06 will be paid for in cash, or at the option of the Company, subject to the satisfaction by the Company of the conditions set forth in Section 3.12, by delivery of Ordinary Shares, or a combination thereof.

                  Unless the Company has elected to redeem all of the Notes in accordance with Section 3.01, at least three Business Days before the Company Repurchase Notice Date, the Company shall deliver an Officers' Certificate to the Trustee specifying:

                                    (i) the information required by Section
         3.07(b) in the Company Repurchase Notice, and

                                    (ii) whether the Company desires the Trustee
         to give the Company Repurchase Notice required by Section 3.07(b).

                           (b) Unless the Company has elected to redeem all of
the Notes in accordance with Section 3.01, in connection with any repurchase of Notes, the Company shall, no less than 20 Business Days prior to the Repurchase Date (the "Company Repurchase Notice Date"), give notice to holders of Notes not theretofore called for redemption at their addresses shown in the Note Register setting forth information specified in this Section 3.07(b) (the "Company Repurchase Notice"). The Company will also give notice to beneficial owners as required by applicable law.

                  The Company Repurchase Notice shall:

                                    (1) state the repurchase price and the
         Repurchase Date to which the Company Repurchase Notice relates;

                                    (2) include a form of Repurchase Notice;

                                    (3) state the name and address of the
         Trustee (or other paying agent appointed by the Company);

                                    (4) state that Notes must be surrendered to
         the Trustee (or other paying agent appointed by the Company) to collect the repurchase price;

                                    (5) if the Notes are then convertible, state
         that Notes as to which a Repurchase Notice has been given may be converted only if the Repurchase Notice is withdrawn in accordance with the terms of this Indenture; and

                                    (6) state the CUSIP number of the Notes; and

                                    (7) state whether the Company has elected,
         pursuant to Section 3.12, to pay the Repurchase Price in whole or in part by delivery of Ordinary Shares. In the event that the Company has elected to pay any portion of the Repurchase Price by delivery of Ordinary Shares, such notice shall also specify the method by which the Company is required to calculate the market price of the Ordinary Shares, the procedures that holders must follow to require the Company to repurchase the Notes, the percentage of the Repurchase Price to be paid in cash, if any, and the percentage of the Repurchase Price to be paid in Ordinary Shares.

                  The Company Repurchase Notice may be given by the Company or, at the Company's request, the Trustee shall give such Company Repurchase Notice in the Company's name and at the Company's expense.

                           (c) The Company will comply with the provisions of
Rule 13e-4 and any other tender offer rules under the Exchange Act (including, without limitation, filing a Schedule TO or other schedule) to the extent then applicable in connection with the repurchase rights of the holders of Notes.

                  Section 3.08. Effect of Repurchase Notice. Upon receipt by the Trustee (or other paying agent appointed by the Company) of the Repurchase Notice specified in Section 3.06, the holder of the Note in respect of which such Repurchase Notice was given shall (unless such Repurchase Notice is validly withdrawn) thereafter be entitled to receive solely the Repurchase Price with respect to such Note. Such Repurchase Price shall be paid to such holder, subject to receipt of funds and/or Notes by the Trustee (or other paying agent appointed by the Company), promptly following the later of (x) the Repurchase Date with respect to such Note (provided the holder has satisfied the conditions in Section 3.06) and (y) the time of delivery of such Note to the Trustee (or other paying agent appointed by the Company) by the holder thereof in the manner required by Section 3.06. Notes in respect of which a Repurchase Notice has been given by the holder thereof may not be converted pursuant to Article 15 hereof on or after the date of the delivery of such Repurchase Notice unless such Repurchase Notice has first been validly withdrawn.

                  A Repurchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Trustee (or other paying agent appointed by the Company) in accordance with the Repurchase Notice at any time prior to the close of business on the Repurchase Date, specifying:

                           (a) the certificate number, if any, of the Note in
respect of which such notice of withdrawal is being submitted, or the appropriate Depositary information if the

Note in respect of which such notice of withdrawal is being submitted is represented by a Global Note,

                           (b) the principal amount of the Note with respect to
which such notice of withdrawal is being submitted, and

                           (c) the principal amount, if any, of such Note which
remains subject to the original Repurchase Notice and which has been or will be delivered for repurchase by the Company.

                  Section 3.09. Deposit of Repurchase Price. (a) Prior to 10:00 a.m. (New York City Time) on the Repurchase Date, the Company shall deposit with the Trustee (or other paying agent appointed by the Company; or, if the Company or a Subsidiary or an Affiliate of either of them is acting as the paying agent, shall segregate and hold in trust as provided in Section 5.04) an amount of cash (in immediately available funds if deposited on such Business Day), sufficient to pay the aggregate repurchase price of all the Notes or portions thereof that are to be repurchased as of the Repurchase Date.

                           (b) If the Trustee or other paying agent appointed by
the Company, or the Company or a Subsidiary or Affiliate of either of them, if such entity is acting as the paying agent, holds cash sufficient to pay the aggregate repurchase price of all the Notes, or portions thereof that are to be repurchased as of the Repurchase Date, on or after the Repurchase Date (i) the Notes will cease to be outstanding, (ii) Interest on the Notes will cease to accrue, and (iii) all other rights of the holders of such Notes will terminate, whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or paying agent, other than the right to receive the repurchase price upon delivery of the Notes.

                  Section 3.10. Notes Repurchased in Part. Upon presentation of any Note repurchased pursuant to Section 3.05 or 3.06, as the case may be, only in part, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Note or Notes, of any authorized denomination, in aggregate principal amount equal to the unrepurchased portion of the Notes presented.

                  Section 3.11. Repayment to the Company. The Trustee (or other paying agent appointed by the Company) shall return to the Company any cash or money that remains unclaimed as provided in Section 13.04, together with interest, if any, thereon, held by them for the payment of the repurchase price pursuant to Section 3.05 or 3.06, as the case may be; provided that to the extent that the aggregate amount of cash or money deposited by the Company pursuant to Section 3.05(d) or Section 3.09, as the case may be, exceeds the aggregate repurchase price of the Notes or portions thereof which the Company is obligated to purchase as of the Designated Event Repurchase Date or the Repurchase Date, as the case may be, then, unless otherwise agreed in writing with the Company, promptly after the Business Day following the Designated Event Repurchase Date or the Repurchase Date, as the case may be, the Trustee shall return any such excess to the Company together with interest, if any, thereon.

                  Section 3.12. Conditions to the Company's Election to Pay the Designated Event Repurchase Price or the Repurchase Price in Ordinary Shares.

                  The Company may elect to pay the Designated Event Repurchase Price or the Repurchase Price in whole or in part by delivery of Ordinary Shares pursuant to Sections 3.05 and 3.06, respectively, if and only if the following conditions and terms shall have been satisfied:

         (1) The Ordinary Shares deliverable shall have a fair market value as of the Designated Event Repurchase Date or the Repurchase Date, as applicable, of not less than the Designated Event Repurchase Price or the Repurchase Price, respectively, after deducting any cash payments, if any, by the Company for such Designated Event Repurchase Price or Repurchase Price, as applicable. For purposes of Sections 3.05 and 3.06 and this Section 3.12, the fair market value of Ordinary Shares shall be determined by the Company and shall be equal to 100% of the average of the Closing Sale Prices of the Ordinary Shares for the five consecutive Trading Days immediately preceding and including the third Trading Day prior to the Designated Event Repurchase Date or Repurchase Date, as applicable;

         (2) The Designated Event Repurchase Price or the Repurchase Price, as applicable, shall be paid only in cash to a Holder in the event any Ordinary Shares to be issued upon repurchase of Securities owned by such Holder hereunder
(i) require registration under any federal securities law before such shares may be freely transferable without being subject to any transfer restrictions under the Securities Act upon repurchase and if such registration is not completed or does not become effective prior to the Designated Event Repurchase Date or the Repurchase Date, as applicable, and/or (ii) require registration with or approval of any governmental authority under any state law or any other federal law before such shares may be validly issued or delivered upon repurchase and if such registration is not completed or does not become effective or such approval is not obtained prior to the Designated Event Repurchase Date or the Repurchase Date, as applicable;

         (3) Payment of the Designated Event Repurchase Price or the Repurchase Price, as applicable, may not be made in Ordinary Shares unless such shares are, or shall have been, approved for listing on the New York Stock Exchange or listed on a national securities exchange or quoted on the Nasdaq National Market, in each case, prior to the Designated Event Repurchase Date or the Repurchase Date, as applicable; and

         (4) All Ordinary Shares that may be issued upon repurchase of Securities will be issued out of the Company's authorized but unissued Ordinary Shares or Ordinary Shares held in Treasury and will, upon issuance, be duly and validly issued and fully paid and non-assessable and free of any preemptive or similar rights.

         Upon a Designated Event of the type set forth in Section 3.05(e), the Company may elect to pay the Designated Event Repurchase Price in whole or in part by delivery of common equity of the Company's parent if the conditions contained in this Section 3.12 are satisfied with respect to such common equity as if it were Ordinary Shares hereunder.

         If any of the conditions set forth in this Section 3.12 is not satisfied in accordance with the terms thereof, the Designated Event Repurchase Price or the Repurchase Price, as applicable, shall be paid by the Company only in cash. The Company may, at any time, irrevocably relinquish its right to pay the Designated Event Repurchase Price or the Repurchase Price, as applicable, by delivery of Ordinary Shares by entering into a supplemental indenture with the Trustee as provided in Section 11.01(d).

                                   ARTICLE 4

                                   [RESERVED]

                                   ARTICLE 5

                       PARTICULAR COVENANTS OF THE COMPANY

                  Section 5.01. Payment of Principal and Interest. The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of (including the redemption price upon redemption or the repurchase price upon repurchase, in each case pursuant to Article 3) and Interest, on each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

                  Section 5.02. Maintenance of Office or Agency. The Company will maintain an office or agency in the Borough of Manhattan, The City of New York, where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or for conversion, redemption or repurchase and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency not designated or appointed by the Trustee. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the corporate trust office of the Trustee in The Borough of Manhattan which office is located at 101 Barclay Street, Floor 21 West, New York, New York 10286.

                  The Company may also from time to time designate co-registrars and one or more offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice of any such designation or rescission and of any change in the location of any such other office or agency.

                  The Company hereby initially designates the Trustee as paying agent, Note Registrar, Custodian and conversion agent and each of the Corporate Trust Office and the office of agency of the Trustee in The Borough of Manhattan, shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

                  So long as the Trustee is the Note Registrar, the Trustee agrees to mail, or cause to be mailed, the notices set forth in Section 8.10(a) and the third paragraph of Section 8.11. If co-registrars have been appointed in accordance with this Section, the Trustee shall mail such notices only to the Company and the holders of Notes it can identify from its records.

                  Section 5.03. Appointments to Fill Vacancies in Trustee's
Office

                  The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 8.10, a Trustee, so that there shall at all times be a Trustee hereunder.

                  Section 5.04. Provisions as to Paying Agent. (a) If the Company shall appoint a paying agent other than the Trustee, or if the Trustee shall appoint such a paying agent, the

Company will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 5.04:

                                    (1) that it will hold all sums held by it as
         such agent for the payment of the principal of or Interest on the Notes (whether such sums have been paid to it by the Company or by any other obligor on the Notes) in trust for the benefit of the holders of the Notes;

                                    (2) that it will give the Trustee notice of
         any failure by the Company (or by any other obligor on the Notes) to make any payment of the principal of or Interest on the Notes when the same shall be due and payable; and

                                    (3) that at any time during the continuance
         of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

                  The Company shall, on or before each due date of the principal or Interest on the Notes, deposit with the paying agent a sum (in funds which are immediately available on the due date for such payment) sufficient to pay such principal or Interest, and (unless such paying agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit shall be received by the paying agent by 10:00 a.m. New York City time, on such date.

                  (b) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of or Interest on the Notes, set aside, segregate and hold in trust for the benefit of the holders of the Notes a sum sufficient to pay such principal or Interest so becoming due and will promptly notify the Trustee of any failure to take such action and of any failure by the Company (or any other obligor under the Notes) to make any payment of the principal of or Interest on the Notes when the same shall become due and payable.

                  (c) Anything in this Section 5.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or any paying agent hereunder as required by this Section 5.04, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by the Company or any paying agent to the Trustee, the Company or such paying agent shall be released from all further liability with respect to such sums.

                  (d) Anything in this Section 5.04 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section
5.04 is subject to Sections 13.03 and 13.04.

                  The Trustee shall not be responsible for the actions of any other paying agents (including the Company if acting as its own paying agent) and shall have no control of any funds held by such other paying agents.

                  Section 5.05. Existence. Subject to Article 12, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights (charter and statutory); provided that the Company shall not be required to preserve any such right if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Noteholders.

                  Section 5.06. Maintenance of Properties. The Company will cause all properties used or useful in the conduct of its business or the business of any Significant Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided that nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Significant Subsidiary and not disadvantageous in any material respect to the Noteholders.

                  Section 5.07. Payment of Taxes and Other Claims. The Company will pay or discharge, or cause to be paid or discharged, before the same may become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Company or any Significant Subsidiary or upon the income, profits or property of the Company or any Significant Subsidiary, (ii) all claims for labor, materials and supplies that, if unpaid, might by law become a lien or charge upon the property of the Company or any Significant Subsidiary and (iii) all stamp taxes and other duties, if any, that may be imposed by the United States or any political subdivision thereof or therein in connection with the issuance, transfer, exchange, conversion, redemption or repurchase of any Notes or with respect to this Indenture; provided that, in the case of clauses
(i) and (ii), the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (A) if the failure to do so will not, in the aggregate, have a material adverse impact on the Company, or (B) if the amount, applicability or validity is being contested in good faith by appropriate proceedings.

                  Section 5.08. Rule 144A Information Requirement. Within the period prior to the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision), the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, make available to any holder or beneficial holder of Notes or any Ordinary Shares issued upon conversion thereof that continue to be Restricted Securities in connection with any sale thereof and any prospective purchaser of Notes or such Ordinary Shares designated by such holder or beneficial holder, the information required pursuant to Rule 144A(d)(4) under the Securities Act upon the request of any holder or beneficial holder of the Notes or such Ordinary Shares and it will take such further action as any holder or beneficial holder of such Notes or such Ordinary Shares may reasonably request, all to the extent required from time to time to enable such holder or beneficial holder to sell its Notes or Ordinary Shares without registration under the Securities Act within the limitation of the exemption provided by Rule 144A, as such Rule may be amended from time to time. Upon the request of any holder or any beneficial holder of the Notes or such Ordinary Shares, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

                  Section 5.09. Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or Interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

                  Section 5.10. Compliance Certificate. The Company shall deliver to the Trustee, within one hundred twenty (120) days after the end of each fiscal year of the Company, a certificate signed by either the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not to the best knowledge of the signatory thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and the status thereof of which the signatory may have knowledge. The first such certificate to be delivered by the Company pursuant to this Section 5.10 shall be for the fiscal year ending September 30, 2004.

                  The Company will promptly deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in this Indenture, or (ii) any Event of Default, an Officers' Certificate specifying with particularity such Default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.

                  Any notice required to be given under this Section 5.10 shall be delivered to a Responsible Officer of the Trustee at its Corporate Trust Office.

                  Section 5.11. Additional Interest Notice. In the event that the Company is required to pay Additional Interest to holders of Notes pursuant to the Registration Rights Agreement, the Company will provide written notice ("Additional Interest Notice") to the Trustee of the Company's obligation to pay Additional Interest no later than fifteen (15) days prior to the proposed payment date for the Additional Interest, and the Additional Interest Notice shall set forth the amount of Additional Interest to be paid by the Company on such payment date. The Trustee shall not at any time be under any duty or responsibility to any holder of Notes to determine the Additional Interest, or with respect to the nature, extent or calculation of the amount of Additional Interest when made, or with respect to the method employed in such calculation of the Additional Interest.

                                   ARTICLE 6

                        NOTEHOLDERS' LISTS AND REPORTS BY
                           THE COMPANY AND THE TRUSTEE

                  Section 6.01. Noteholders' Lists. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, semiannually, not more than fifteen (15) days after each March 1 and September 1 in each year beginning with September 1, 2004, and at such other times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the holders of Notes as of a date not more than fifteen
(15) days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished by the Company to the Trustee so long as the Trustee is acting as the sole Note Registrar.

                  Section 6.02. Preservation And Disclosure Of Lists. (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Notes contained in the most recent list furnished to it as provided in Section 6.01 or maintained by the Trustee in its capacity as Note Registrar or co-registrar in respect of the Notes, if so acting. The Trustee may destroy any list furnished to it as provided in Section 6.01 upon receipt of a new list so furnished.

                           (b) The rights of Noteholders to communicate with
other holders of Notes with respect to their rights under this Indenture or under the Notes, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

                           (c) Every Noteholder, by receiving and holding the
same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of holders of Notes made pursuant to the Trust Indenture Act.

                  Section 6.03. Reports By Trustee. (a) Within sixty (60) days after May 15 of each year commencing with the year 2004, the Trustee shall transmit to holders of Notes such reports dated as of May 15 of the year in which such reports are made concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. In the event that no events have occurred under the applicable sections of the Trust Indenture Act, the Trustee shall be under no duty or obligation to provide such reports.

                           (b) A copy of such report shall, at the time of such
transmission to holders of Notes, be filed by the Trustee with each stock exchange and automated quotation system upon which the Notes are listed (if applicable) and with the Company. The Company will promptly notify the Trustee in writing when the Notes are listed on any stock exchange or automated quotation system or delisted therefrom.

                  Section 6.04. Reports by Company. The Company shall file with the Trustee (and the Commission if the Indenture becomes qualified under the Trust Indenture Act), and transmit to holders of Notes, such information, documents and other reports and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act, whether or not the Notes are governed by such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within fifteen (15) days after the same is so required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officers' Certificates).

                                   ARTICLE 7

                     REMEDIES OF THE TRUSTEE AND NOTEHOLDERS
                             ON AN EVENT OF DEFAULT

                  Section 7.01. Events Of Default. In case one or more of the following Events of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

                           (a) default in the payment of any installment of
Interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of thirty (30) days; or

                           (b) default in the payment of the principal of any of
the Notes as and when the same shall become due and payable either at maturity or in connection with any redemption, repurchase or otherwise, in each case pursuant to Article 3; or

                           (c) default in the Company's obligation to provide a
Designated Event Notice upon a Designated Event as provided in Section 3.05; or

                           (d) failure on the part of the Company duly to
observe or perform any other of the covenants or agreements on the part of the Company in the Notes or in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section 7.01 specifically dealt with) continued for a period of sixty (60) days after the date on which written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee, or the Company and a Responsible Officer of the Trustee by the holders of at least twenty-five percent (25%) in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04; or

                           (e) the Company shall commence a voluntary case or
other proceeding seeking liquidation, reorganization or other relief with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of the property of the Company, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against the Company, or shall make a general assignment for the benefit of creditors; or

                           (f) an involuntary case or other proceeding shall be
commenced against the Company seeking liquidation, reorganization or other relief with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of the property of the Company, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) consecutive days; or

                           (g) any indebtedness under any bonds, debentures,
notes or other evidences of indebtedness for money borrowed by the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (an "Instrument"), or any guaranty by the Company for indebtedness for money borrowed by any Subsidiary of the Company, with a principal amount then outstanding in excess of U.S. $50,000,000, whether such indebtedness now exists or shall hereafter be created, is not paid at final maturity of any Instrument (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of thirty
(30) days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least twenty-five percent (25%) in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04, a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" hereunder; or

                           (h) the failure by the Company to deliver any
Ordinary Shares deliverable upon conversion of the Notes within the time period required hereunder, which such failure continues for a period of five (5) days;

then, and in each and every such case (other than an Event of Default specified in Section 7.01(e) or 7.01(f)), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Notes then outstanding hereunder determined in accordance with Section 9.04, by notice in writing to the Company (and to the Trustee if given by Noteholders), may declare the principal of on all the Notes and the Interest accrued and unpaid thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding. If an Event of Default specified in Section 7.01(e) or 7.01(f) occurs, the principal of all the Notes and the Interest accrued and unpaid thereon shall be immediately and automatically due and payable without necessity of further action. This provision, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of Interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of Interest (to the extent that payment of such interest is enforceable under applicable law) and on such principal at the rate borne by the Notes, to the date of such payment or deposit) and amounts due to the Trustee pursuant to
Section 8.06, and if any and all defaults under this Indenture, other than the nonpayment of principal of and accrued and unpaid Interest on Notes that shall have become due by acceleration, shall have been cured or waived pursuant to
Section 7.07, then and in every such case the holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default and rescind and annul such declaration and its consequences; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. The Company shall notify in writing a Responsible Officer of the Trustee, promptly upon becoming aware thereof, of any Event of Default.

                  In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such waiver or rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case, subject to any orders entered in such proceedings, the Company, the holders of Notes, and the Trustee shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the holders of Notes, and the Trustee shall continue as though no such proceeding had been taken.

                  Section 7.02. Payments of Notes on Default; Suit Therefor. The Company covenants that (a) in case default shall be made in the payment of any installment of Interest upon any of the Notes as and when the same shall become due and payable, and such default shall have continued for a period of thirty
(30) days, or (b) in case default s hall be made in the payment of the principal of any of the Notes as and when the same shall have become due and payable, whether at maturity of the Notes or in connection with any redemption, by or under this Indenture declaration or otherwise, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Notes, the whole amount that then shall have become due and payable on all such Notes for principal or Interest, as the case may be, with interest upon the overdue principal and (to the extent that payment of such interest is enforceable under applicable law) upon the overdue installments of Interest at the rate borne by the Notes, plus 1% and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other amounts due the Trustee under Section 8.06. Until such demand by the Trustee, the Company may pay the principal of and Interest on the Notes to the registered holders, whether or not the Notes are overdue.

                  In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on the Notes and collect in the manner provided by law out of the property of the Company or any other obligor on the Notes wherever situated the monies adjudged or decreed to be payable.

                  In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the case of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 7.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and Interest owing and unpaid in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due the Trustee under Section 8.06, and to take any other action with respect to such claims, including participating as a member of any official committee of creditors, as it reasonably deems necessary or advisable, and, unless prohibited by law or applicable regulations, and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Noteholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including counsel fees and expenses incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property which the holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

                  All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the holders of the Notes.

                  In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceedings.

                  Section 7.03. Application of Monies Collected By Trustee. Any monies collected by the Trustee pursuant to this Article 7 shall be applied in the order following, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

                  FIRST: To the payment of all amounts due the Trustee under
         Section 8.06;

                  SECOND: In case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of Interest on the Notes in default in the order of the maturity of the installments of such Interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of Interest at the rate borne by the Notes, such payments to be made ratably to the Persons entitled thereto;

                  THIRD: In case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount then owing and unpaid upon the Notes for principal and Interest, with Interest on the overdue principal and (to the extent that such Interest has been collected by the Trustee) upon overdue installments of Interest at the rate borne by the Notes, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal and Interest without preference or priority of principal over Interest, or of Interest over principal or of any installment of Interest over any other installment of Interest, or of any Note over any other Note, ratably to the aggregate of such principal and accrued and unpaid Interest; and

                  FOURTH: To the payment of the remainder, if any, to the Company.

                  Section 7.04. Proceedings by Noteholder. No holder of any Note shall have any right by virtue of or by reference to any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless also the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such indemnity reasonably satisfactory to the Trustee as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 7.07; it being understood and intended, and being expressly covenanted by the taker and holder of every Note with every other taker and holder and the Trustee, that no one or more holders of Notes shall have any right in any manner whatever by virtue of or by reference to any provision of this Indenture to affect, disturb or prejudice the rights of any other holder of Notes, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Notes (except as otherwise provided herein). For the protection and enforcement of this Section 7.04 each and every Noteholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

          Notwithstanding any other provision of this Indenture and any provision of any Note, the right of any holder of any Note to receive payment of the principal of (including the redemption price upon redemption pursuant to Article 7), and accrued and unpaid Interest on such Note, on or after the respective due dates expressed in such Note or in the event of redemption, or to institute suit for the enforcement of any such payment on or after such respective dates against the Company shall not be impaired or affected without the consent of such holder.

          Anything in this Indenture or the Notes to the contrary notwithstanding, the holder of any Note, without the consent of either the Trustee or the holder of any other Note, in its own behalf and for its own benefit, may enforce, and may institute and maintain any proceeding suitable to enforce, its rights of conversion as provided herein.

          Section 7.05. Proceedings By Trustee. In case of an Event of Default, the Trustee may, in its discretion, proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

          Section 7.06. Remedies Cumulative And Continuing. Except as provided in Section 2.06, all powers and remedies given by this Article 7 to the Trustee or to the Noteholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or any acquiescence therein, and, subject to the provisions of

Section 7.04, every power and remedy given by this Article 7 or by law to the Trustee or to the Noteholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Noteholders.

          Section 7.07. Direction of Proceedings and Waiver of Defaults By Majority of Noteholders. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that (a) such direction shall not be in conflict with any rule of law or with this Indenture, (b) the Trustee may take any other action that is not inconsistent with such direction, (c) the Trustee may decline to take any action that would benefit some Noteholder to the detriment of other Noteholders and (d) the Trustee may decline to take any action that would involve the Trustee in personal liability. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04 may, on behalf of the holders of all of the Notes, waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of Interest on, or the principal of, the Notes, (ii) a failure by the Company to convert any Notes into Ordinary Shares, (iii) a default in the payment of the redemption price pursuant to Article 3, (iv) a default in the payment of the repurchase price pursuant to
Article 3 or (v) a default in respect of a covenant or provisions hereof that under Article 11 cannot be modified or amended without the consent of the holders of each or all Notes then outstanding or affected thereby. Upon any such waiver, the Company, the Trustee and the holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 7.07, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

          Section 7.08. Notice of Defaults. The Trustee shall, within ninety
(90) days after a Responsible Officer of the Trustee has actual knowledge of the occurrence of a default, mail to all Noteholders, as the names and addresses of such holders appear upon the Note Register, notice of all defaults known to a Responsible Officer, unless such defaults shall have been cured or waived before the giving of such notice; provided that except in the case of default in the payment of the principal of or Interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Noteholders.

          Section 7.09. Undertaking To Pay Costs. All parties to this Indenture agree, and each holder of any Note by his acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 7.09 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than ten percent in principal amount of the Notes at the time outstanding determined in accordance with Section 9.04, or to any suit instituted by any Noteholder for the enforcement of the payment of the principal of or Interest on any Note on or after the due date expressed in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article 15.

                                   ARTICLE 8

                                   THE TRUSTEE

          Section 8.01. Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (that has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

          No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

               (a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

                    (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and the Trust Indenture Act, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants, duties or obligations shall be read into this Indenture and the Trust Indenture Act against the Trustee; and

                    (ii) in the absence of bad faith and willful misconduct on the part of the Trustee, the Trustee may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein;

               (b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless the Trustee was negligent in ascertaining the pertinent facts;

               (c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the holders of not less than a majority in principal amount of the Notes at the time outstanding determined as provided in Section 9.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

               (d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

               (e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any paying agent or any records maintained by any co-registrar with respect to the Notes;

               (f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred; and

               (g) the Trustee shall not be deemed to have knowledge of any Event of Default hereunder unless it shall have been notified in writing of such Event of Default by the Company or the holders of at least 10% in aggregate principal amount of the Notes.

          None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

          Section 8.02. Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 8.01:

               (a) the Trustee may conclusively rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon or other paper or document (whether in its original or facsimile form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

               (b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

               (c) the Trustee may consult with counsel of its own selection and any advice or opinion of counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or opinion of counsel;

               (d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Noteholders pursuant to the provisions of this Indenture, unless such Noteholders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby;

               (e) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

               (f) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder;

               (g) the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

               (h) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

               (i) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

               (j) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

               (k) any permissive right or authority granted to the Trustee shall not be construed as a mandatory duty.

          Section 8.03. No Responsibility For Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee's certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

          Section 8.04. Trustee, Paying Agents, Conversion Agents or Registrar May Own Notes. The Trustee, any paying agent, any conversion agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not Trustee, paying agent, conversion agent or Note Registrar.

          Section 8.05. Monies to Be Held in Trust. Subject to the provisions of
Section 13.04, all monies received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed in writing from time to time by the Company and the Trustee.

          Section 8.06. Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to from time to time in writing between the Company and the Trustee, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall be determined to have been caused by its own negligence or willful misconduct. The Company also covenants to indemnify the Trustee and any predecessor Trustee (or any officer, director or employee of the Trustee), in any capacity under this Indenture and its agents and any authenticating agent for, and to hold them harmless against, any and all loss, liability, damage, claim or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence or willful misconduct on the part of the Trustee or such officers, directors, employees and agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this trust or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim (whether asserted by the Company, any holder or any other Person) of liability in the premises. The obligations of the Company under this Section 8.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a lien prior to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Notes. The obligation of the Company under this Section shall survive the satisfaction and discharge of this Indenture.

          When the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 7.01(e) or (f) with respect to the Company occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

          Section 8.07. Officers' Certificate As Evidence. Except as otherwise provided in Section 8.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of bad faith or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee.

          Section 8.08. Conflicting Interests of Trustee. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall (i) eliminate such interest within 90 days, (ii) apply to the Commission for permission to continue as trustee or (iii) resign, in each case to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

          Section 8.09. Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this
Section 8.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

          Section 8.10. Resignation or Removal of Trustee.

               (a) The Trustee may at any time resign by giving written notice of such resignation to the Company and to the holders of Notes. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment sixty (60) days after the mailing of such notice of resignation to the Noteholders, the resigning Trustee may, upon ten (10) Business Days' notice to the Company and the Noteholders, petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee, or, if any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months may, subject to the provisions of Section 7.09, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

               (b) In case at any time any of the following shall occur:

                    (i) the Trustee shall fail to comply with Section 8.08 after written request therefor by the Company or by any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months; or

                    (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 8.09 and shall fail to resign after written request therefor by the Company or by any such Noteholder; or

                    (iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 7.09, any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee; provided that if no successor Trustee shall have been appointed and have accepted appointment sixty (60) days after either the Company or the


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

Noteholders has removed the Trustee, or the Trustee resigns, the Trustee so removed may petition, at the expense of the Company, any court of competent jurisdiction for an appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

               (c) The holders of a majority in aggregate principal amount of the Notes at the time outstanding may at any time remove the Trustee and nominate a successor trustee which shall be deemed appointed as successor trustee unless, within ten (10) days after notice to the Company of such nomination, the Company objects thereto, in which case the Trustee so removed or any Noteholder, or if such Trustee so removed or any Noteholder fails to act, the Company, upon the terms and conditions and otherwise as in Section 8.10(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

               (d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 8.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 8.11.

               (e) Notwithstanding the replacement of the Trustee pursuant to this Section, the Company's obligations under Section 8.06 shall continue for the benefit of the retiring Trustee.

          Section 8.11. Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 8.10 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amount then due it pursuant to the provisions of Section 8.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a lien upon all property and funds held or collected by such trustee as such, except for funds held in trust for the benefit of holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 8.06.

          No successor trustee shall accept appointment as provided in this
Section 8.11 unless, at the time of such acceptance, such successor trustee shall be qualified under the provisions of Section 8.08 and be eligible under the provisions of Section 8.09.

          Upon acceptance of appointment by a successor trustee as provided in this Section 8.11, the Company (or the former trustee, at the written direction of the Company) shall mail or cause to be mailed notice of the succession of such trustee hereunder to the holders of Notes at their addresses as they shall appear on the Note Register. If the Company fails to mail such notice within ten
(10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.

          Section 8.12. Succession By Merger. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any

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


corporation succeeding to all or substantially all of the corporate trust business of the Trustee (including any trust created by this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that in the case of any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation shall be qualified under the provisions of Section 8.08 and eligible under the provisions of
Section 8.09.

          In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or any authenticating agent appointed by such successor trustee may authenticate such Notes in the name of the successor trustee; and in all such cases such certificates shall have the full force that is provided in the Notes or in this Indenture; provided that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

          Section 8.13. Preferential Collection of Claims. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of the claims against the Company (or any such other obligor).

          Section 8.14. Trustee's Application For Instructions From The Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

          Section 8.15. Appointment of Co-Trustee. It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section are adopted to these ends.

          In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

          Should any instrument in writing from the Company be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company; provided, that if an Event of Default shall have occurred and be continuing, if the Company does not execute any such instrument within fifteen (15) days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Company to execute any such instrument in the Company's name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

          Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

                    (i) all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

                    (ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

          Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article.

          Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

          Section 8.16. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.


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


                                   ARTICLE 9

                                THE NOTEHOLDERS

          Section 9.01. Action By Noteholders. Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Noteholders in person or by agent or proxy appointed in writing, or (b) by the record of the holders of Notes voting in favor thereof at any meeting of Noteholders duly called and held in accordance with the provisions of Article 10, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Noteholders. Whenever the Company or the Trustee solicits the taking of any action by the holders of the Notes, the Company or the Trustee may fix in advance of such solicitation, a date as the record date for determining holders entitled to take such action. The record date shall be not more than fifteen
(15) days prior to the date of commencement of solicitation of such action.

          Section 9.02. Proof of Execution by Noteholders. Subject to the provisions of Sections 8.01, 8.02 and 10.05, proof of the execution of any instrument by a Noteholder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the registry of such Notes or by a certificate of the Note Registrar.

          The record of any Noteholders' meeting shall be proved in the manner provided in Section 10.06.

          Section 9.03. Who Are Deemed Absolute Owners. The Company, the Trustee, any paying agent, any conversion agent and any Note Registrar may deem the Person in whose name such Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of and Interest on such Note, for conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any paying agent nor any conversion agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Note.

          Section 9.04. Company-owned Notes Disregarded. In determining whether the holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company or any other obligor on the Notes or any Affiliate of the Company or any other obligor on the Notes shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action, only Notes which a Responsible Officer knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 9.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes and that the

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

pledgee is not the Company, any other obligor on the Notes or any Affiliate of the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons, and, subject to Section 8.01, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

          Section 9.05. Revocation Of Consents, Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in
Section 9.01, of the taking of any action by the holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any holder of a Note that is shown by the evidence to be included in the Notes the holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 9.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the holder of any Note shall be conclusive and binding upon such holder and upon all future holders and owners of such Note and of any Notes issued in exchange or substitution therefor, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor.

                                   ARTICLE 10

                             MEETINGS OF NOTEHOLDERS

          Section 10.01. Purpose Of Meetings. A meeting of Noteholders may be called at any time and from time to time pursuant to the provisions of this
Article 10 for any of the following purposes:

                    (1) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Noteholders pursuant to any of the provisions of Article 7;

                    (2) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 8;

                    (3) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 11.02; or

                    (4) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

          Section 10.02. Call Of Meetings By Trustee. The Trustee may at any time call a meeting of Noteholders to take any action specified in Section 10.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Noteholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 9.01, shall be mailed to holders of Notes at their addresses as they shall appear on the Note Register. Such notice shall also be mailed to the Company. Such notices shall be mailed not less than twenty (20) nor more than ninety (90) days prior to the date fixed for the meeting.

          Any meeting of Noteholders shall be valid without notice if the holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the holders of all Notes outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

          Section 10.03. Call Of Meetings By Company Or Noteholders. In case at any time the Company, pursuant to a resolution of its Board of Directors, or the holders of at least ten percent (10%) in aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Noteholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within twenty (20) days after receipt of such request, then the Company or such Noteholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 10.01, by mailing notice thereof as provided in Section 10.02.

          Section 10.04. Qualifications For Voting. To be entitled to vote at any meeting of Noteholders a person shall (a) be a holder of one or more Notes on the record date pertaining to such meeting or (b) be a person appointed by an instrument in writing as proxy by a holder of one or more Notes on the record date pertaining to such meeting. The only persons who shall be entitled to be present or to speak at any meeting of Noteholders shall be the persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

          Section 10.05. Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Noteholders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

          The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Noteholders as provided in Section 10.03, in which case the Company or the Noteholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

          Subject to the provisions of Section 9.04, at any meeting each Noteholder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him; provided that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by him or instruments in writing as aforesaid duly designating him as the proxy to vote on behalf of other Noteholders. Any meeting of Noteholders duly called pursuant to the provisions of Section 10.02 or 10.03 may be adjourned from time to time by the holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

          Section 10.06. Voting. The vote upon any resolution submitted to any meeting of Noteholders shall be by written ballot on which shall be subscribed the signatures of the holders of Notes or of their representatives by proxy and the outstanding principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Noteholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 10.02. The record shall show the principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

          Any record so signed and verified shall be conclusive evidence of the matters therein stated.

          Section 10.07. No Delay Of Rights By Meeting. Nothing contained in this Article 10 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Noteholders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Noteholders under any of the provisions of this Indenture or of the Notes.

                                   ARTICLE 11

                             SUPPLEMENTAL INDENTURES

          Section 11.01. Supplemental Indentures Without Consent of Noteholders. The Company, when authorized by the resolutions of the Board of Directors, and the Trustee may, from time to time, and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

               (a) to make provision with respect to the conversion rights of the holders of Notes pursuant to the requirements of Section 15.06 and the repurchase obligations of the Company pursuant to the requirements of Section 3.05(e);

               (b) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes, any property or assets;

               (c) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company pursuant to Article 12;

               (d) to add to the covenants of the Company such further covenants, restrictions or conditions as the Board of Directors and the Trustee shall consider to be for the benefit of the holders of Notes, to relinquish the right of the Company to pay the Designated Event Repurchase Price or the Repurchase Price by delivery of Ordinary Shares pursuant to Sections 3.05 and 3.06, respectively, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

               (e) to provide for the issuance under this Indenture of Notes in coupon form (including Notes registrable as to principal only) and to provide for exchangeability of such Notes with the Notes issued hereunder in fully registered form and to make all appropriate changes for such purpose;

               (f) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture that may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture that shall not materially adversely affect the interests of the holders of the Notes;

               (g) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes;

               (h) to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualifications of this Indenture under the Trust Indenture Act, or under any similar federal statute hereafter enacted; or

               (i) to increase, from time to time, the per annum interest rate on the Notes for any period.

          Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Directors certified by its Secretary or Assistant Secretary authorizing the execution of any supplemental indenture, the Trustee shall join with the Company in the execution of any such supplemental indenture, and is hereby authorized to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder; provided that the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

          Any supplemental indenture authorized by the provisions of this
Section 11.01 may be executed by the Company and the Trustee without the consent of the holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 11.02.

          Notwithstanding any other provision of the Indenture or the Notes, the Registration Rights Agreement and the obligation to pay Additional Interest thereunder may only be amended, modified or waived only in accordance with the provisions of the Registration Rights Agreement.

          Section 11.02. Supplemental Indenture With Consent Of Noteholders. With the consent (evidenced as provided in Article 9) of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding, the Company, when authorized by the resolutions of the Board of Directors, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the holders of the Notes; provided that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of Interest thereon, or reduce the principal amount thereof or reduce any amount payable on redemption or repurchase thereof, or change the obligation of the Company to repurchase any Note at the option of a Noteholder on a Repurchase Date in a manner adverse to the holders of Notes, or change the obligation of the Company to repurchase any Note upon the happening of a Designated Event in a manner adverse to the holders of Notes, or impair the right of any Noteholder to institute suit for the payment thereof, or make the principal thereof or Interest thereon payable in any coin or currency other than that provided in the Notes, or impair the right to convert the Notes into Ordinary Shares or reduce the number of Ordinary Shares or any other property receivable by a Noteholder upon conversion subject to the terms set forth herein, including Section 15.06, in each case, without the consent of the holder of each Note so affected, reduce the quorum of voting requirements hereunder, or modify any of the provisions of this Section 11.02 or
Section 7.07, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holder of each Note so affected, or change any obligation of the Company to maintain an office or agency in the places and for the purposes set forth in Section 5.02 or reduce the quorum or voting requirements set forth in
Article 10 or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding.

          Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Directors certified by its Secretary or Assistant Secretary authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Noteholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

          It shall not be necessary for the consent of the Noteholders under this Section 11.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

          Section 11.03. Effect Of Supplemental Indenture. Any supplemental indenture executed pursuant to the provisions of this Article 11 shall comply with the Trust Indenture Act, as then in effect, provided that this Section
11.03 shall not require such supplemental indenture or the Trustee to be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or the Indenture has been qualified under the Trust Indenture Act, nor shall it constitute any admission or acknowledgment by any party to such supplemental indenture that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or the Indenture has been qualified under the Trust Indenture Act. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 11, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Notes shall thereafter be determined, exercised and enforced hereunder, subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.


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


          Section 11.04. Notation On Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 11 may bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company's expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 16.11) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

          Section 11.05. Evidence Of Compliance Of Supplemental Indenture To Be Furnished To Trustee. Prior to entering into any supplemental indenture, the Trustee shall be provided with an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 11 and is otherwise authorized or permitted by this Indenture.

                                   ARTICLE 12

                CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

          Section 12.01. Company May Consolidate On Certain Terms. Subject to the provisions of Section 12.02, the Company shall not consolidate or merge with or into any other Person or Persons (whether or not affiliated with the Company), nor shall the Company or its successor or successors be a party or parties to successive consolidations or mergers, nor shall the Company sell, convey, transfer or lease the property and assets of the Company substantially as an entirety, to any other Person (whether or not affiliated with the Company), unless: (i) the Company is the surviving Person, or the resulting, surviving or transferee Person is a Person organized and existing under the laws of the Island of Guernsey, the United States of America, any state thereof or the District of Columbia or any other country (including its political subdivisions) that on the issue date is a member of the Organization for Economic Cooperation and Development or any other country whose legal and jurisprudential system is principally based on, or substantially similar to, English common law so long as the location of that entity in such common law country would not adversely affect the rights of Noteholders; (ii) upon any such consolidation, merger, sale, conveyance, transfer or lease, the due and punctual payment of the principal of and Interest on all of the Notes, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form and substance to the Trustee, executed and delivered to the Trustee by the Person (if other than the Company and other than a Person who is a successor to the Company's obligations hereunder and under the Note by operation of law) formed by such consolidation, or into which the Company shall have been merged, or by the Person that shall have acquired or leased such property, and such supplemental indenture shall provide for the applicable conversion rights set forth in Section 15.06; and (iii) immediately after giving effect to the transaction described above, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

          Section 12.02. Successor To Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and Interest on all of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such successor Person shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of this first part. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of Amdocs Limited, any or all of the Notes issuable hereunder that theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the officers of the Company to the Trustee for authentication, and any Notes that such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance, transfer or lease, the Person named as the "Company" in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 12 may be dissolved, wound up and liquidated at any time thereafter and such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture.

          In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

          Section 12.03. Opinion Of Counsel To Be Given To Trustee. The Trustee shall receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or lease and any such assumption complies with the provisions of this Article 12.

                                   ARTICLE 13

                     SATISFACTION AND DISCHARGE OF INDENTURE

          Section 13.01. Discharge Of Indenture. When (a) the Company shall deliver to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (b) all the Notes not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds sufficient to pay at maturity or upon redemption of all of the Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and Interest due or to become due to such date of maturity or redemption date, as the case may be, accompanied by a verification report, as to the sufficiency of the deposited amount, from an independent certified accountant or other financial professional satisfactory to the Trustee, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of Notes, (ii) rights hereunder of Noteholders to receive payments of principal of and Interest on, the Notes and the other rights, duties and obligations of Noteholders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (iii) the rights, obligations and immunities of the Trustee hereunder), and the Trustee, on written demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel as required by Section 16.05 and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Notes.

          Section 13.02. Deposited Monies To Be Held In Trust By Trustee. Subject to Section 13.04, all monies deposited with the Trustee pursuant to
Section 13.01 shall be held in trust for the sole benefit of the Noteholders, and such monies shall be applied by the Trustee to the payment, either directly or through any paying agent (including the Company if acting as its own paying agent), to the holders of the particular Notes for the payment or redemption of which such monies have been deposited with the Trustee, of all sums due and to become due thereon for principal and Interest.

          Section 13.03. Paying Agent To Repay Monies Held. Upon the satisfaction and discharge of this Indenture, all monies then held by any paying agent of the Notes (other than the Trustee) shall, upon written request of the Company, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such monies.

          Section 13.04. Return Of Unclaimed Monies. Subject to the requirements of applicable law, any monies deposited with or paid to the Trustee for payment of the principal or Interest on Notes and not applied but remaining unclaimed by the holders of Notes for two years after the date upon which the principal of or Interest on such Notes, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee on demand and all liability of the Trustee shall thereupon cease with respect to such monies; and the holder of any of the Notes shall thereafter look only to the Company for any payment that such holder may be entitled to collect unless an applicable abandoned property law designates another Person.

          Section 13.05. Reinstatement. If the Trustee or the paying agent is unable to apply any money in accordance with Section 13.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.01 until such time as the Trustee or the paying agent is permitted to apply all such money in accordance with Section 13.02; provided that if the Company makes any payment of Interest on or principal of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of such Notes to receive such payment from the money held by the Trustee or paying agent.

                                   ARTICLE 14

         IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

          Section 14.01. Indenture And Notes Solely Corporate Obligations. No recourse for the payment of the principal of or Interest on any Note, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer, director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

                                   ARTICLE 15

                               CONVERSION OF NOTES

          Section 15.01. Right To Convert. (a) Subject to and upon compliance with the provisions of this Indenture, prior to March 15, 2024, the holder of any Note shall have the right, at such holder's option, to convert the principal amount of the Note, or any portion of such principal amount that is a multiple of $1,000, into fully paid and non-assessable Ordinary Shares (as such shares shall then be constituted) at the Conversion Rate in effect at such time, by surrender of the Note so to be converted in whole or in part, together with any required funds, under the circumstances described in this Section 15.01 and in the manner provided in Section 15.02. The Notes shall be convertible only upon the occurrence of one of the following events:

                    (i) during any Fiscal Quarter (and only during such Fiscal Quarters) commencing after March 31, 2004, if the Closing Sale Price of the Ordinary Shares exceeds 130% of the then-effective Conversion Price for at least 20 Trading Days in the 30 consecutive Trading Day period ending on the last Trading Day of the immediately preceding Fiscal Quarter (it being understood for purposes of this Section 15.01(a)(i) that the Conversion Price in effect at the close of business on each of the 30 consecutive Trading Days should be used);

                    (ii) during the five Business Day period immediately following any five consecutive Trading Day period (the "Measurement Period") in which the Trading Price per $1,000 principal amount of the Notes for each day of such Measurement Period was less than 98% of the product of the Closing Sale Price and the then-applicable Conversion Rate; provided that no conversion pursuant to this clause (ii) may be made if on any Trading Day during the Measurement Period, the Closing Sale Price is more than 100%, but less than 130% of the Conversion Price on such Trading Day;

                    (iii) if such Note has been called for redemption, at any time on or after the date the notice of redemption has been given until the close of business on the Business Day immediately preceding the redemption date unless the Company fails to pay the redemption price, in which case the Notes will continue to be convertible;

                    (iv) as provided in Section (b) of this Section 15.01; or

                    (v) after the earlier of (a) the date the Notes are rated by both Standard & Poor's and Moody's and (b) five Business Days from the date the Notes are issued, during any period in which the credit rating assigned to the Notes by Standard & Poor's or Moody's (or any successors to these entities) is "BB-" or "Ba3", respectively, or lower, or if either of these rating agencies no longer assigns credit ratings to the Notes, or if either of these rating agencies suspends or withdraws the credit rating assigned to the Notes, or if the Notes are not assigned a credit rating by both agencies.

          The Trustee (or other conversion agent appointed by the Company) shall, on behalf of the Company, determine on a daily basis during the time period specified in Section 15.01(a)(i) whether the Notes shall be convertible as a result of the occurrence of an event specified in clause (i) above and, if the Notes shall be so convertible, the Trustee (or other conversion agent appointed by the Company) shall promptly deliver to the Company and the Trustee (if the Trustee is not the conversion agent) written notice thereof. Whenever the Notes shall become convertible pursuant to this Section 15.01, the Company or, at the Company's request, the Trustee in the name and at the expense of the Company, shall notify the holders of the event triggering such convertibility in the manner provided in Section 16.03, and the Company shall also publicly announce such information and publish it on the Company's web site. Any notice so given shall be conclusively presumed to have been duly given, whether or not the holder receives such notice.

          The Trustee (or other conversion agent appointed by the Company) shall have no obligation to determine the Trading Price under this Section 15.01 unless the Company has requested such a determination; and the Company shall have no obligation to make such request unless a holder provides it with reasonable evidence that the Trading Price per $1,000 principal amount of Notes would be less than 98% of the product of the Closing Sale Price and the then-applicable Conversion Rate. If such evidence is provided, the Company shall instruct the Trustee (or other conversion agent) to determine the Trading Price of the Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Closing Sale Price and the then-applicable Conversion Rate; provided that the Trustee shall be under no duty or obligation to make the calculations described in Section 15.01(a)(ii) hereof or to determine whether the Notes are convertible pursuant to such section. For the avoidance of doubt, the Company shall make the calculations described in Section 15.01(a)(ii), using the Trading Price provided by the Trustee.

          The Trustee shall be entitled at its sole discretion to consult with the Company and to request the assistance of the Company in connection with the Trustee's duties and obligations pursuant to Section 15.01(a)(i) and Section 15.01(a)(ii) hereof (including without limitation the calculation or determination of the Conversion Price, the Closing Sale Price and the Trading Price), and the Company agrees, if requested by the Trustee, to cooperate with, and provide assistance to, the Trustee in carrying out its duties under this
Section 15.01; provided that nothing herein shall be construed to relieve the Trustee of its duties pursuant to Section 15.01(a)(i) and Section 15.01(a)(ii) hereof.

               (b) In addition, if:

                    (i) (A) the Company distributes to all holders of its Ordinary Shares rights or warrants entitling them (for a period expiring within 45 days of the record date for the determination of the shareholders entitled to receive such distribution) to subscribe for or purchase Ordinary Shares, at a price per share less than the average of the Closing Sale Price for the ten Trading Days immediately preceding, but not including, the declaration date for such distribution, or (B) the Company distributes to all holders of its Ordinary Shares, ordinary shares, assets, debt securities or rights to purchase its securities, where the Fair Market Value of such distribution per Ordinary Share exceeds 5% of the Closing Sale Price on the Trading Day immediately preceding the declaration date for such distribution, then, in either case, the Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holders of such distribution, which shall be not less than 20 days prior to the Ex-Dividend Time for such distribution, until the earlier of the close of business on the Business Day immediately preceding, but not including, the Ex-Dividend Time or the date the Company publicly announces that such distribution will not take place; provided that if the holder will otherwise participate in such distribution without conversion, such holder of a Note will not have the ability to convert pursuant to this Section 15.01(b); or

                    (ii) the Company consolidates or amalgamates with or merges with or into another Person or is a party to a binding share exchange or conveys, transfers, sells, leases or otherwise disposes of all or substantially all of its assets in each case pursuant to which the Company's Ordinary Shares are converted into cash, securities or other property, then the Notes may be surrendered for conversion at any time from and after the date that is fifteen (15) days prior to the anticipated effective date of the transaction and ending on and including the date that is fifteen (15) days after the consummation of the transaction. If such transaction constitutes a Designated Event, the Notes may be surrendered for conversion until the corresponding Designated Event Purchase Date. In such an event, a holder of Notes may elect to exercise its option to require the Company to repurchase all or a portion of such holder's Notes. The Board of Directors shall determine the anticipated effective date of the transaction, and such determination shall be conclusive and binding on the holders and shall be publicly announced by the Company and posted on its web site not later than two Business Days prior to such 15th day. At the effective time of such transaction, the right to convert the Notes into Ordinary Shares will convert into a right to convert the Notes into the kind and amount of cash, securities and other property that a Noteholder would have received if such holder had converted such holder's Notes immediately prior to the transaction.

          "Ex-Dividend Time" means, with respect to any distribution on Ordinary Shares, the first date on which the Ordinary Shares trade regular way on the principal securities market on which the Ordinary Shares are then traded without the right to receive such distribution.

               (c) A Note in respect of which a holder is electing to exercise its option to require the Company to repurchase such holder's Notes upon a Designated Event pursuant to Section 3.05, or at the option of the holder pursuant to Section 3.06, may be converted only if such holder withdraws its election in accordance with Section 3.05(c) or Section 3.08, respectively. A holder of Notes is not entitled to any rights of a holder of Ordinary Shares until such holder has converted his Notes to Ordinary Shares, and only to the extent such Notes are deemed to have been converted to Ordinary Shares under this Article 15.

          Section 15.02. Exercise Of Conversion Privilege; Issuance Of Ordinary Shares On Conversion. (a) In order to exercise the conversion privilege with respect to any Note in certificated form, the Company must receive at the office or agency of the Company maintained for that purpose or, at the option of such holder, the Corporate Trust Office, such Note with the original or facsimile of the form entitled "Conversion Notice" on the reverse thereof duly completed and manually signed, together with such Notes duly endorsed for transfer, accompanied by the funds, if any, required by paragraph (e) of this Section
15.02. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for Ordinary Shares that shall be issuable on such conversion shall be issued, and shall be accompanied by transfer or similar taxes, if required pursuant to Section 15.07.

               (b) In order to exercise the conversion privilege with respect to any interest in a Global Note, the beneficial holder must complete, or cause to be completed, the appropriate instruction form for conversion pursuant to the Depositary's book-entry conversion program, deliver, or cause to be delivered, by book-entry delivery an interest in such Global Note, furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or conversion agent, and pay the funds, if any, required by this Section 15.02 and any transfer taxes if required pursuant to Section 15.07.

               (c) As promptly as practicable after satisfaction of the requirements for conversion set forth above, subject to compliance with any restrictions on transfer if shares issuable on conversion are to be issued in a name other than that of the Noteholder (as if such transfer were a transfer of the Note or Notes (or portion thereof) so converted), the Company shall issue and shall deliver to such Noteholder at the office or agency maintained by the Company for such purpose pursuant to Section 5.02, a certificate or certificates for the number of full Ordinary Shares issuable upon the conversion of such Note or portion thereof as determined by the Company in accordance with the provisions of this Article 15 and a check or cash in respect of any fractional interest in respect of an Ordinary Share arising upon such conversion, calculated by the Company as provided in Section 15.03. In case any Note of a denomination greater than $1,000 shall be surrendered for partial conversion, and subject to Section 2.03, the Company shall execute and the Trustee shall authenticate and deliver to the holder of the Note so surrendered, without charge to him, a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note.

               (d) Each conversion shall be deemed to have been effected as to any such Note (or portion thereof) as of the close of business on the date (the "Conversion Date") on which the requirements set forth above in this Section
15.02 have been satisfied as to such Note (or portion thereof), and the Person in whose name any certificate or certificates for Ordinary Shares shall be issuable upon such conversion shall be deemed to have become as of the close of business on said date the holder of record of the shares represented thereby; provided that any such surrender on any date when the stock transfer books of the Company shall be closed shall constitute the Person in whose name the certificates are to be issued as the record holder thereof for all purposes as of the close of business on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Rate in effect on the date upon which such Note shall be surrendered.

               (e) Any Note or portion thereof surrendered for conversion during the period from the close of business on the record date for any interest payment date to the close of business on the Business Day preceding the following interest payment date shall be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the Interest otherwise payable on such interest payment date on the principal amount being converted; provided that no such payment need be made (1) if the Company has specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if the Company has specified a Designed Event Repurchase Date that is after a record date and on or prior to the next interest payment date or (3) to the extent of any overdue Interest, if any overdue Interest exists at the time of conversion with respect to such Note. Except as provided above in this Section 15.02, no payment or other adjustment shall be made for Interest accrued on any Note converted or for dividends on any shares issued upon the conversion of such Note as provided in this Article 15.

               (f) Upon the conversion of an interest in a Global Note, the Trustee (or other conversion agent appointed by the Company), or the Custodian at the direction of the


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

Trustee (or other conversion agent appointed by the Company), shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Notes effected through any conversion agent other than the Trustee.

               (g) Upon the conversion of a Note, that portion of the accrued but unpaid Interest, including accrued Additional Interest, if any, to the Conversion Date, with respect to the converted Note shall be forfeited.

          Section 15.03. Cash Payments in Lieu of Fractional Shares. No fractional Ordinary Shares or scrip certificates representing fractional shares shall be issued upon conversion of Notes. If more than one Note shall be surrendered for conversion at one time by the same holder, the number of full shares that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional share of stock would be issuable upon the conversion of any Note or Notes, the Company shall make an adjustment and payment therefor in cash at the current market price thereof to the holder of Notes. The current market price of an Ordinary Share shall be the Closing Sale Price on the last Trading Day immediately preceding the Conversion Date.

          Section 15.04. Conversion Rate. Each $1,000 principal amount of the Notes shall be convertible into the number of Ordinary Shares specified in the form of Note (herein called the "Conversion Rate") attached as Exhibit A hereto, subject to adjustment as provided in this Article 15.

          Section 15.05. Adjustment Of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company as follows:

               (a) In case the Company shall hereafter while any of the Notes are outstanding pay a dividend or make a distribution to all holders of the outstanding Ordinary Shares in Ordinary Shares, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect at the opening of business on the date following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution by a fraction,

                    (i) the numerator of which shall be the sum of the number of Ordinary Shares outstanding at the close of business on the date fixed for the determination of shareholders entitled to receive such dividend or other distribution plus the total number of Ordinary Shares constituting such dividend or other distribution; and

                    (ii) the denominator of which shall be the number of Ordinary Shares outstanding at the close of business on the date fixed for such determination,

such increase to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purpose of this paragraph (a), the number of Ordinary Shares at any time outstanding shall not include shares held in the treasury of the Company or by any wholly-owned Subsidiary of the Company. The Company will not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company or by any wholly-owned Subsidiary of the Company. If any dividend or distribution of the type described in this Section 15.05(a) is declared but not so paid or made, the Conversion Rate shall

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

again be adjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

               (b) In case the Company shall hereafter while any of the Notes are outstanding issue rights or warrants to all holders of its outstanding Ordinary Shares entitling them (for a period expiring within forty-five (45) days after the date fixed for determination of shareholders entitled to receive such rights or warrants) to subscribe for or purchase Ordinary Shares at a price per share less than the average of the Closing Sale Prices of the Ordinary Shares for the 10 Trading Days immediately preceding the declaration date for such distribution, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such declaration date by a fraction,

                    (i) the numerator of which shall be the number of Ordinary Shares outstanding as of the close of business on the date fixed for determination of shareholders entitled to receive such rights or warrants plus the total number of additional Ordinary Shares offered for subscription or purchase, and

                    (ii) the denominator of which shall be the sum of the number of Ordinary Shares outstanding at the close of business on the date fixed for determination of shareholders entitled to receive such rights or warrants plus the number of shares that the aggregate offering price of the total number of shares so offered would purchase at a price equal to the average of the Closing Sale Prices of the Ordinary Shares for the 10 Trading Days immediately preceding the declaration date for such distribution, such adjustment shall be successively made whenever any such rights or warrants are issued, and shall become effective immediately after the opening of business on the day following the date fixed for determination of shareholders entitled to receive such rights or warrants. To the extent that Ordinary Shares are not delivered after the expiration of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered. If such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such date fixed for the determination of shareholders entitled to receive such rights or warrants had not been fixed. In determining whether any rights or warrants entitle the holders to subscribe for or purchase Ordinary Shares at a price less than the average of the Closing Sale Prices of the Ordinary Shares for the 10 Trading Days immediately preceding the date such distribution is first publicly announced by the Company, and in determining the aggregate offering price of such Ordinary Shares, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

               (c) In case outstanding Ordinary Shares shall be subdivided into a greater number of Ordinary Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and conversely, in case outstanding Ordinary Shares shall be combined into a smaller number of Ordinary Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective. In such case, the Conversion Rate shall be

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

adjusted by multiplying such Conversion Rate by a fraction, the numerator of which shall be the number of Ordinary Shares outstanding immediately after giving effect to such subdivision or combination and the denominator of which shall be the number of Ordinary Shares outstanding immediately prior to such subdivision or combination.

               (d) In case the Company shall, by dividend or otherwise, distribute to all holders of its Ordinary Shares of any class of capital stock of the Company or evidences of its indebtedness or assets (including securities, but excluding any rights or warrants referred to in Section 15.05(b), and excluding any dividend or distribution (x) paid exclusively in cash or (y) referred to in Section 15.05(a) (any of the foregoing hereinafter in this Section 15.05(d)) called the "Securities")), then, in each such case (unless the Company elects to reserve such Securities for distribution to the Noteholders upon the conversion of the Notes so that any such holder converting Notes will receive upon such conversion, in addition to the Ordinary Shares to which such holder is entitled, the amount and kind of such Securities that such holder would have received if such holder had converted its Notes into Ordinary Shares immediately prior to the Record Date for such distribution of the Securities) the Conversion Rate shall be increased so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the Record Date with respect to such distribution by a fraction,

                    (i) the numerator of which shall be the Current Market Price on such Record Date; and

                    (ii) the denominator of which shall be the Current Market Price on such Record Date less the Fair Market Value (as determined by the Board of Directors, whose determination shall be conclusive, and described in a resolution of the Board of Directors) on the Record Date of the portion of the Securities so distributed applicable to one Ordinary Share, such adjustment to become effective immediately prior to the opening of business on the day following such Record Date; provided that if the then Fair Market Value (as so determined) of the portion of the Securities so distributed applicable to one Ordinary Share is equal to or greater than the Current Market Price on the Record Date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall have the right to receive upon conversion the amount of Securities such holder would have received had such holder converted each Note on the Record Date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. If the Board of Directors determines the Fair Market Value of any distribution for purposes of this Section 15.05(d) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price on the applicable Record Date. Notwithstanding the foregoing, if the Securities distributed by the Company to all holders of its Ordinary Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business unit, the Conversion Rate shall be increased so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the Record Date with respect to such distribution by a fraction,

                    (i) the numerator of which shall be the sum of (A) the average of the Closing Sale Prices of the Ordinary Shares for the ten (10) Trading Days commencing on and including the fifth Trading Day after the Ex-Dividend Time plus (B) the Fair Market Value of the securities distributed in respect of each Ordinary Share for which this Section 15.05(d) applies and shall equal the number of securities distributed in respect of each Ordinary Share multiplied by the average of the closing sale prices of those securities distributed (where such closing sale prices are available) for the ten (10) Trading Days commencing on and including the fifth Trading Day after the Ex-Dividend Time; and

                    (ii) the denominator of which shall be the average of the Closing Sale Prices of the Ordinary Shares for the ten (10) Trading Days commencing on and including the fifth Trading Day after the Ex-Dividend Time, such adjustment to become effective immediately prior to the opening of business on the day following such Record Date; provided that the Company may in lieu of the foregoing adjustment make adequate provision so that each Noteholder shall have the right to receive upon conversion the amount of Securities such holder would have received had such holder converted each Note on the Record Date with respect to such distribution.

          Rights or warrants distributed by the Company to all holders of Ordinary Shares entitling the holders thereof to subscribe for or purchase shares of the Company's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("Trigger Event"): (i) are deemed to be transferred with such Ordinary Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 15.05 (and no adjustment to the Conversion Rate under this Section 15.05 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 15.05(d). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 15.05 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Ordinary Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Ordinary Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

          No adjustment of the Conversion Rate shall be made pursuant to this
Section 15.05(d) in respect of rights or warrants distributed or deemed distributed on any Trigger Event to the extent that such rights or warrants are actually distributed, or reserved by the Company for distribution to holders of Notes upon conversion by such holders of Notes to Ordinary Shares.

          For purposes of this Section 15.05(d) and Sections 15.05(a) and (b), any dividend or distribution to which this Section 15.05(d) is applicable that also includes Ordinary Shares, or


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

rights or warrants to subscribe for or purchase Ordinary Shares (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, assets or shares of capital stock other than such Ordinary Shares or rights or warrants (and any Conversion Rate adjustment required by this Section 15.05(d) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such Ordinary Shares or such rights or warrants (and any further Conversion Rate adjustment required by Sections 15.05(a) and 15.05(b) with respect to such dividend or distribution shall then be made), except (A) the Record Date of such dividend or distribution shall be substituted as "the date fixed for the determination of shareholders entitled to receive such dividend or other distribution", "the date fixed for the determination of shareholders entitled to receive such rights or warrants" and "the date fixed for such determination" within the meaning of
Section 15.05(a) and 15.05(b) and (B) any Ordinary Shares included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of Section 15.05(a).

               (e) In case the Company shall, by dividend or otherwise, distribute to all holders of its Ordinary Shares cash (excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary), then, in such case, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the close of business on such record date by a fraction,

                    (i) the numerator of which shall be the Current Market Price on such record date; and

                    (ii) the denominator of which shall be the Current Market Price on such record date less the amount of cash so distributed applicable to one Ordinary Share,

such adjustment to be effective immediately prior to the opening of business on the day following the record date; provided that if the portion of the cash so distributed applicable to one Ordinary Share is equal to or greater than the Current Market Price on the record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted each Note on the record date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

               (f) In case a tender or exchange offer made by the Company or any Subsidiary for all or any portion of the Ordinary Shares shall expire and such tender or exchange offer (as amended upon the expiration thereof) shall require the payment to shareholders of consideration per Ordinary Share having a Fair Market Value (as determined by the Board of Directors, whose determination shall be conclusive and described in a resolution of the Board of Directors) that as of the last time (the "Expiration Time") tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended) exceeds the Closing Sale Price of an Ordinary Share on the Trading Day next succeeding the Expiration Time, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the Expiration Time by a fraction,

                    (i) the numerator of which shall be the sum of (x) the Fair Market Value (determined as aforesaid) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares deemed so accepted up to any such maximum, being referred to as the "Purchased Shares") and (y) the product of the number of Ordinary Shares outstanding (less any Purchased Shares) at the Expiration Time and the Closing Sale Price of a Ordinary Share on the Trading Day next succeeding the Expiration Time, and

                    (ii) the denominator of which shall be the number of Ordinary Shares outstanding (including any tendered or exchanged shares) at the Expiration Time multiplied by the Closing Sale Price of an Ordinary Share on the Trading Day next succeeding the Expiration Time, such adjustment to become effective immediately prior to the opening of business on the day following the Expiration Time. If the Company is obligated to purchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made.

               (g) In case of a payment in respect of a tender or exchange offer made by a Person other than the Company or any Subsidiary for an amount that increases such offeror's ownership of Ordinary Shares to more than twenty-five percent (25%) of the Ordinary Shares outstanding at such time and shall involve the payment by such Person of consideration per Ordinary Share having a Fair Market Value (as determined by the Board of Directors, whose determination shall be conclusive, and described in a resolution of the Board of Directors) that as of the last time (the "Offer Expiration Time") tenders or exchanges may be made pursuant to such tender or exchange offer (as it shall have been amended) exceeds the Closing Sale Price of an Ordinary Share on the Trading Day next succeeding the Offer Expiration Time, and in which, as of the Offer Expiration Time, the Board of Directors is not recommending rejection of the offer, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the Offer Expiration Time by a fraction,

                    (i) the numerator of which shall be the sum of (x) the Fair Market Value (determined as aforesaid) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Offer Expiration Time (the shares deemed so accepted, up to any such maximum, being referred to as the "Offeror Purchased Shares") and (y) the product of the number of Ordinary Shares outstanding (less any Offeror Purchased Shares) at the Offer Expiration Time and the Closing Sale Price of a Ordinary Share on the Trading Day next succeeding the Offer Expiration Time, and

                    (ii) the denominator of which shall be the number of Ordinary Shares outstanding (including any tendered or exchanged shares) at the Offer Expiration Time multiplied by the Closing Sale Price of a Ordinary Share on the Trading Day next succeeding the Offer Expiration Time, such adjustment to become effective immediately prior to the opening of business on the day following the Offer Expiration Time. If such Person is obligated to purchase shares pursuant to any such tender or exchange offer, but such Person is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made. Notwithstanding the foregoing, the adjustment described in this Section 15.05(g) shall not be made if, as of the Offer Expiration Time, the offering documents with respect to such offer disclose a plan or intention to cause the Company to engage in any transaction described in Article 12.

               (h) For purposes of this Section 15.05, the following terms shall have the meaning indicated:

                    (i) "Current Market Price" as of any date of determination shall mean the average of the daily Closing Sale Prices per Ordinary Share for the ten consecutive Trading Days ending on the earlier of such date of determination and the day before the "ex" date with respect to the issuance, distribution, subdivision or combination requiring such computation immediately prior to the date in question. For purpose of this paragraph, the term "ex" date, (1) when used with respect to any issuance or distribution, means the first date on which the Ordinary Shares trades, regular way, on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, and (2) when used with respect to any subdivision or combination of Ordinary Shares, means the first date on which the Ordinary Shares trades, regular way, on such exchange or in such market after the time at which such subdivision or combination becomes effective.

                        If another issuance, distribution, subdivision or combination to which Section 15.05 applies occurs during the period applicable for calculating "Current Market Price" pursuant to the definition in the preceding paragraph, "Current Market Price" shall be calculated for such period in a manner determined by the Board of Directors to reflect the impact of such issuance, distribution, subdivision or combination on the Closing Sale Price of the Ordinary Shares during such period.

                    (ii) "Fair Market Value" shall mean the amount which a willing buyer would pay a willing seller in an arm's-length transaction.

                    (iii) "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares have the right to receive any cash, securities or other property or in which the Ordinary Shares (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

                    (iv) "Trading Day" shall mean (x) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon or (y) if the applicable security is listed or admitted for trading on the American Stock Exchange, New York Stock Exchange or another national securities exchange, a day on which the American Stock Exchange, New York Stock Exchange or another national securities exchange is open for business or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.


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

               (i) The Company may make such increases in the Conversion Rate, in addition to those required by Section 15.05(a), (b), (c), (d), (e), (f) or
(g) as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Ordinary Shares or rights to purchase Ordinary Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

          The Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least twenty (20) days, the increase is irrevocable during the period and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to holders of record of the Notes a notice of the increase at least fifteen (15) days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

               (j) No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in such rate; provided that any adjustments that by reason of this Section 15.05(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Article 15 shall be made by the Company and shall be made to the nearest cent or to the nearest one-ten thousandth (1/10,000) of a share, as the case may be. No adjustment need be made for rights to purchase Ordinary Shares pursuant to a Company plan for reinvestment of dividends or interest or for any issuance of Ordinary Shares or convertible or exchangeable securities or rights to purchase Ordinary Shares or convertible or exchangeable securities. To the extent the Notes become convertible into cash, assets, property or securities (other than capital stock of the Company), no adjustment need be made thereafter as to the cash, assets, property or such securities. Interest will not accrue on any cash into which the Notes are convertible.

               (k) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any conversion agent other than the Trustee an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers' Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the holder of each Note at his last address appearing on the Note Register provided for in Section 2.05 of this Indenture, within twenty (20) days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

               (l) In any case in which this Section 15.05 provides that an adjustment shall become effective immediately after (1) a record date or Record Date for an event, (2) the date fixed for the determination of shareholders entitled to receive a dividend or distribution pursuant to Section 15.05(a), (3) a date fixed for the determination of shareholders entitled to receive rights or warrants pursuant to Section 15.05(b), or (4) the Expiration Time for any tender or exchange offer pursuant to Section 15.05(f) or (g), (each a "Determination Date"), the Company may elect to defer until the occurrence of the applicable Adjustment Event (as hereinafter defined) (x) issuing to the holder of any Note converted after such Determination Date and before the occurrence of such Adjustment Event, the additional Ordinary Shares or other

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
securities issuable upon such conversion by reason of the adjustment required by such Adjustment Event over and above the Ordinary Shares issuable upon such conversion before giving effect to such adjustment and (y) paying to such holder any amount in cash in lieu of any fraction pursuant to Section 15.03. For purposes of this Section 15.05(l), the term "Adjustment Event" shall mean:

                    (i) in any case referred to in clause (1) hereof, the occurrence of such event,

                    (ii) in any case referred to in clause (2) hereof, the date any such dividend or distribution is paid or made,

                    (iii) in any case referred to in clause (3) hereof, the date of expiration of such rights or warrants, and

                    (iv) in any case referred to in clause (4) hereof, the date a sale or exchange of Ordinary Shares pursuant to such tender or exchange offer is consummated and becomes irrevocable.

               (m) For purposes of this Section 15.05, the number of Ordinary Shares at any time outstanding shall not include shares held in the treasury of the Company or by a wholly-owned Subsidiary of the Company but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares. The Company will not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company or by a wholly-owned Subsidiary of the Company.

          Section 15.06. Effect Of Reclassification, Consolidation, Merger or Sale. If any of the following events occur, namely (i) any reclassification or change of the outstanding Ordinary Shares (other than a subdivision or combination to which Section 15.05(c) applies or a change in par value, or from par value to no par value, or from no par value to par value), (ii) any consolidation, merger or combination of the Company with another Person as a result of which holders of Ordinary Shares shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Ordinary Shares, or (iii) any sale or conveyance of all or substantially all of the properties and assets of the Company to any other Person as a result of which holders of Ordinary Shares shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Ordinary Shares, then the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture) providing that each Note shall be convertible into the kind and amount of shares of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance by a holder of a number of Ordinary Shares issuable upon conversion of such Notes (assuming, for such purposes, a sufficient number of authorized Ordinary Shares are available to convert all such Notes) immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming such holder of Ordinary Shares did not exercise his rights of election, if any, as to the kind or amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance (provided that, if the kind or amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance is not the same for each Ordinary Share in respect of which such rights of election shall not have been exercised ("Non-electing share"), then for the purposes of this Section 15.06 the kind and amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Such supplemental indenture shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 15.

          The Company shall cause notice of the execution of such supplemental indenture to be mailed to each holder of Notes, at its address appearing on the Note Register provided for in Section 2.05 of this Indenture, within twenty (20) days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

          The above provisions of this Section shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances.

          If this Section 15.06 applies to any event or occurrence, Section
15.05 shall not apply.

          Section 15.07. Taxes On Shares Issued. The issue of stock certificates on conversions of Notes shall be made without charge to the converting Noteholder for any documentary, stamp or similar issue or transfer tax in respect of the issue thereof. The Company shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issue and delivery of stock in any name other than that of the holder of any Note converted, and the Company shall not be required to issue or deliver any such stock certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

          Section 15.08. Reservation of Shares, Shares to Be Fully Paid; Compliance With Governmental Requirements; Listing of Ordinary Shares. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Ordinary Shares to provide for the conversion of the Notes from time to time as such Notes are presented for conversion.

          Before taking any action that would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the Ordinary Shares issuable upon conversion of the Notes, the Company will take all corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue shares of such Ordinary Shares at such adjusted Conversion Rate.

          The Company covenants that all Ordinary Shares that may be issued upon conversion of Notes will upon issue be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

          The Company covenants that, if any Ordinary Shares to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion, the Company will in good faith and as expeditiously as possible, to the extent then permitted by the rules and interpretations of the Commission (or any successor thereto), endeavor to secure such registration or approval, as the case may be.

          The Company further covenants that, if at any time the Ordinary Shares shall be listed on the New York Stock Exchange or any other national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Ordinary Shares shall be so listed on such exchange or automated quotation system, all Ordinary Shares issuable upon conversion of the Notes; provided that if the rules of such exchange or automated quotation system permit the Company to defer the listing of such Ordinary Shares until the first conversion of the Notes into Ordinary Shares in accordance with the provisions of this Indenture, the Company covenants to list such Ordinary Shares issuable upon conversion of the Notes in accordance with the requirements of such exchange or automated quotation system at such time.

          Section 15.09. Responsibility Of Trustee. The Trustee and any other conversion agent shall not at any time be under any duty or responsibility to any holder of Notes to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other conversion agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares, or of any securities or property, that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other conversion agent make no representations with respect thereto. Neither the Trustee nor any conversion agent shall be responsible for any failure of the Company to issue, transfer or deliver any Ordinary Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 15. Without limiting the generality of the foregoing, neither the Trustee nor any conversion agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 15.06 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Noteholders upon the conversion of their Notes after any event referred to in such Section 15.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 8.01, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

          Section 15.10. Notice To Holders Prior To Certain Actions. In case:


               (a) the Company shall declare a dividend (or any other distribution) on its Ordinary Shares that would require an adjustment in the Conversion Rate pursuant to Section 15.05; or

               (b) the Company shall authorize the granting to the holders of all or substantially all of its Ordinary Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

               (c) of any reclassification or reorganization of the Ordinary Shares of the Company (other than a subdivision or combination of its outstanding Ordinary Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

               (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

the Company shall cause to be filed with the Trustee and to be mailed to each holder of Notes at his address appearing on the Note Register provided for in
Section 2.05 of this Indenture, as promptly as possible but in any event at least ten (10) days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Ordinary Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

          Section 15.11. Shareholder Rights Plans. Each Ordinary Share issued upon conversion of Notes pursuant to this Article 15 shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Ordinary Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any shareholder rights plan adopted by the Company, as the same may be amended from time to time. If at the time of conversion, however, the rights have separated from the Ordinary Shares in accordance with the provisions of the applicable shareholder rights agreement so that the holders of the Notes would not be entitled to receive any rights in respect of Ordinary Shares issuable upon conversion of the Notes, the conversion rate will be adjusted in accordance with Section 15.05(d) treating all rights previously issued as Securities for purposes of such adjustment, subject to readjustment in the event of the expiration, termination or redemption of the rights.

                                   ARTICLE 16

                            MISCELLANEOUS PROVISIONS

          Section 16.01. Provisions Binding On Company's Successors. All the covenants, stipulations, promises and agreements by the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

          Section 16.02. Official Acts By Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any Person that shall at the time be the lawful sole successor of the Company.

          Section 16.03. Addresses For Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the holders of Notes on the Company shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box or sent by telecopier transmission addressed as follows: to c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, Attention: General Counsel, Telecopier No. 570-637-2895. Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited, postage prepaid, by registered or certified mail in a post office letter box or sent by telecopier transmission addressed as follows:
The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286, Telecopier No.: 212-815-5707, Attention: Corporate Trust Administration.

          The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

          Any notice or communication mailed to a Noteholder shall be mailed to him by first-class mail, postage prepaid, at his address as it appears on the Note Register and shall be sufficiently given to him if so mailed within the time prescribed.

          Failure to mail a notice or communication to a Noteholder or any defect in it shall not affect its sufficiency with respect to other Noteholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

          Section 16.04. Governing Law. This Indenture and each Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

          Section 16.05. Evidence Of Compliance With Conditions Precedent, Certificates To Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

          Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include: (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in such certificate or opinion is based; (3) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

          Section 16.06. Legal Holidays. In any case in which the date of maturity of Interest on or principal of the Notes or the redemption date of any Note will not be a Business Day, then payment of such Interest on or principal of the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the redemption date, and no Interest shall accrue for the period from and after such date.

          Section 16.07. Trust Indenture Act. This Indenture is hereby made subject to, and shall be governed by, the provisions of the Trust Indenture Act required to be part of and to govern indentures qualified under the Trust Indenture Act; provided that unless otherwise required by law, notwithstanding the foregoing, this Indenture and the Notes issued hereunder shall not be subject to the provisions of subsections
(a)(1), (a)(2), and (a)(3) of Section 314 of the Trust Indenture Act as now in effect or as hereafter amended or modified; provided further that this Section
16.07 shall not require this Indenture or the Trustee to be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act, nor shall it constitute any admission or acknowledgment by any party to the Indenture that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in an indenture qualified under the Trust Indenture Act, such required provision shall control.

          Section 16.08. No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction in which property of the Company or its Subsidiaries is located.

          Section 16.09. Benefits Of Indenture. Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any paying agent, any authenticating agent, any Note Registrar and their successors hereunder and the holders of Notes any benefit or any legal or equitable right, remedy or claim under this Indenture.

          Section 16.10. Table Of Contents, Headings, Etc. The table of contents and the titles and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

          Section 16.11. Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf, and subject to its direction, in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Sections 2.04, 2.05, 2.06, 2.07, 3.03, 3.05, 3.06, 3.10 and
15.02, as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes "by the Trustee" and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee's certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 8.09.

          Any corporation into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation is otherwise eligible under this
Section 16.11, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation.

          Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee shall either promptly appoint a successor authenticating agent or itself assume the duties and obligations of the former authenticating agent under this Indenture and, upon such appointment of a successor authenticating agent, if made, shall give written notice of such appointment of a successor authenticating agent to the Company and shall mail notice of such appointment of a successor authenticating agent to all holders of Notes as the names and addresses of such holders appear on the Note Register.

          The Company agrees to pay to the authenticating agent from time to time such reasonable compensation for its services as shall be agreed upon in writing between the Company and the authenticating agent.

          The provisions of Sections 8.02, 8.03, 8.04 and 9.03 and this Section
16.11 shall be applicable to any authenticating agent.

          Section 16.12. Execution In Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

          Section 16.13. Severability

          In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          The Bank of New York hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions herein above set forth.

          Section 16.14. Submission to Jurisdiction; Appointment of Agent

          The Company irrevocably (i) agrees that any legal suit, action or proceeding against it arising out of or based upon the Securities, this Indenture or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a "New York Court"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on the Securities, this Indenture or the transactions contemplated hereby which may be instituted in any New York Court, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed.


                                      AMDOCS LIMITED


                                      By: /s/ Thomas G. O'Brien
                                          -------------------------------------
                                         Name: Thomas G. O'Brien
                                         Title: Secretary and Treasurer

                                      THE BANK OF NEW YORK, as Trustee


                                      By: /s/ Luis Perez
                                          --------------------------------------
                                         Name: Luis Perez
                                         Title: Assistant Vice President

                                                                       EXHIBIT A


                  THIS SECURITY AND THE ORDINARY SHARES ("ORDINARY SHARES") OF AMDOCS LIMITED (THE "COMPANY") ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ""SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY, THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN OR THEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE RIGHTS OF THE COMPANY AND THE WITHIN MENTIONED TRUSTEE PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES WHERE REGISTRATION OR TRANSFER OF THIS SECURITY IS REQUIRED, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE THIS LEGEND WILL BE REMOVED AFTER THE RESALE RESTRICTION TERMINATION DATE UPON THE REQUEST OF THE HOLDER AND THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND/OR OTHER INFORMATION SATISFACTORY TO THE COMPANY.

                  THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

                  UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (THE "DEPOSITARY"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

                  UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

                                 AMDOCS LIMITED
                     0.50% CONVERTIBLE SENIOR NOTE DUE 2024

                                                            CUSIP No.: 02342TAC3

                               No. 1 $450,000,000


                  AMDOCS LIMITED, a company duly organized and validly existing under the laws of the Island of Guernsey, Channel Islands (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO. or its registered assigns, the principal sum as set forth on Schedule I hereto on March 15, 2024, at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, semiannually on March 15 and September 15 of each year, commencing September 15, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum of 0.50%. Except as otherwise provided in the Indenture, the interest payable on the Note pursuant to the Indenture on any March 15 or September 15 will be paid to the Person entitled thereto as it appears in the Note Register at the close of business on the record date, which shall be the March 1 or September 1 (whether or not a Business Day) next preceding such March 15 or September 15, as provided in the Indenture; provided that any such interest not punctually paid or duly provided for shall be payable as provided in the Indenture. The Company shall pay interest (i) on any Notes in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Note Register (provided that the holder of Notes with an aggregate principal amount in excess of $2,000,000 shall, at the written election of such holder, be paid by wire transfer of immediately available funds) or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

                  The Company promises to pay interest on overdue principal and (to the extent that payment of such interest is enforceable under applicable law) interest at the rate of 1.5% per annum.

                  Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the holder of this Note the right to convert this Note into Ordinary Shares of the Company on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

                  This Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of the State of New York, without regard to conflicts of laws principles thereof.

                  This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.



                           [Signature page to follow]

                  IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

                                 AMDOCS LIMITED


                                 By:
                                     -------------------------------
                                 Name:
                                 Title:




                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

                  This is one of the Notes described in the within-named Indenture.


THE BANK OF NEW YORK, as Trustee


By:
    ---------------------------
     Authorized Signatory

, or


By:
    ---------------------------
     As Authenticating Agent

     (if different from Trustee)


         By:
             ---------------------------
              Authorized Signatory

                  This Note is one of a duly authorized issue of Notes of the Company, designated as its 0.50% Convertible Senior Notes due 2024 (herein called the "Notes"), issued and to be issued under and pursuant to an Indenture dated as of March 5, 2004 (herein called the "Indenture"), between the Company and The Bank of New York, as trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

                  In case an Event of Default shall have occurred and be continuing, the principal of and accrued and unpaid Interest on all Notes may be declared by either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

                  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes; provided that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of Interest thereon, or reduce the principal amount thereof or reduce any amount payable upon redemption or repurchase thereof, or change the obligation of the Company to repurchase any Note at the option of a Noteholder on a Repurchase Date in a manner adverse to the holders of Notes, or change the obligation of the Company to repurchase any Note upon the happening of a Designated Event in a manner adverse to the holders of Notes, or impair the right of any Noteholder to institute suit for the payment thereof, or make the principal thereof or interest thereon payable in any coin or currency other than that provided in the Notes, or impair the right to convert the Notes into Ordinary Shares or reduce the number of Ordinary Shares or any other property receivable by a Noteholder upon conversion subject to the terms set forth in the Indenture, including Section 15.06 thereof, in each case, without the consent of the holder of each Note so affected, or modify any of the provisions of Section 11.02 or Section 7.07 thereof, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note so affected, or change any obligation of the Company to maintain an office or agency in the places and for the purposes set forth in Section 5.02 thereof, or reduce the quorum or voting requirements set forth in Article 10 thereof or
(ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding. Subject to the provisions of the Indenture, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences except (A) a default in the payment of Interest on, or the principal of, any of the Notes, (B) a failure by the Company to convert any Notes into Ordinary Shares of the Company, (C) a default in the payment of the redemption price pursuant to Article 3 of the Indenture, (D) a default in the payment of the repurchase price pursuant to Article 3 of the Indenture, or (E) a default in respect of a covenant or provisions of the Indenture which under Article 11 of the Indenture cannot be modified or amended without the consent of the holders of each or all Notes then outstanding or affected thereby. Any such consent or waiver by the holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Note and any Notes which may be issued in exchange or substitution hereof, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

                  No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and Interest on this Note at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

                  Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

                  The Notes are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and any multiple of $1,000. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, without payment of any service charge but with payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration or exchange of Notes, Notes may be exchanged for a like aggregate principal amount of Notes of any other authorized denominations.

                  At any time on or after March 20, 2009 and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon mailing a notice of such redemption not less than 30 days but not more than 60 days before the redemption date to the holders of Notes at their last registered addresses, all as provided in the Indenture, at a redemption price equal to 100% of the principal amount of the Notes being redeemed and accrued and unpaid Interest, to, but excluding, the redemption date; provided that if the redemption date falls after a record date and on or prior the corresponding interest payment date, then accrued and unpaid Interest to, but excluding, the redemption date shall be paid on such interest payment date to the holders of record of such Notes on the applicable record date instead of to the holders surrendering such Notes for redemption on such date.

                  The Company may not give notice of any redemption of the Notes if a default in the payment of Interest on the Notes has occurred and is continuing, or if the principal amount of the Notes has been accelerated.

                  All amounts payable (whether in respect of principal, interest or otherwise) in respect of the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, assessments, or governmental charges of whatever nature imposed or levied by or on behalf of Guernsey or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, levies, assessments or governmental charges is required by law. In that event, the Company will pay, or cause to be paid, such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the holder after such withholding or deduction shall equal the respective amounts which would have been receivable by such Holder in the absence of such withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any of the Securities

                  (i) to, or to a third party on behalf of, a person who is liable for such taxes, duties, levies assessments or governmental charges in respect of such note by reason of his having some connection with (including, without limitation, being a citizen of, being incorporated or engaged in a trade or business in, or having a residence or principal place of business or other presence in) Guernsey other than (a) the mere holding of such Security or (b) the receipt of principal, interest or other amount in respect of such Security; or

                  (ii) presented for payment more than 30 days after the relevant date (as defined below), except to the extent that the relevant holder would have been entitled to such Additional Amounts on presenting the same for payment on or before the expiry of such period of 30 days; or

                  (iii) on account of any inheritance, gift, estate, personal property, sale or similar taxes duties, levies, assessments or similar governmental charges; or

                  (iv) on account of any taxes, duties, levies, assessments or governmental charges that are payable otherwise than by withholding form payments in respect of such note.

                  The "relevant date" means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Trustee on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect shall have been duly given to the holders of the notes.

                  If the Company becomes subject generally at any time to any taxing jurisdiction other than or in addition to Guernsey, references in this section to Guernsey shall be read and construed as references to such other jurisdiction(s) and/or to Guernsey.

                  Notwithstanding the foregoing discussion concerning withholding taxes, in the event that any deduction or withholding on account of tax is required to be made or is made in connection with the European Union directive on the taxation of savings income adopted on June 3, 2003, no Additional Amounts shall be payable or paid by the Company to any holder in respect of the Securities.

                  Any reference herein or in the Indenture to "principal" and/or "interest" in respect of the Securities shall be deemed also to refer to any Additional Amounts and Additional Interest which may be payable. Unless the context otherwise requires, any reference herein or in the Indenture to "principal" shall include any redemption amount and any other amounts in the nature of principal payable pursuant to this Security or the Indenture.

                  Subject to the conditions described below, the Notes may be redeemed for cash, in whole but not in part, at the Company's option, upon not less than 30 days' nor more than 60 days' prior notice to the holders at the redemption price equal to 100% of the principal amount, plus accrued and unpaid Interest, if any, to, but excluding, the date fixed for redemption, if the Company determines, based on an opinion received from a tax advisor who is an expert in the tax laws of the relevant jurisdiction, that on the next succeeding Interest payment date, as a result of any change in or amendment to the laws or treaties, or any regulations or rulings promulgated thereunder, of Guernsey or any political subdivision thereof or any authority or agency therein or thereof having power to tax and affecting taxation, or any proposed change in such laws, treaties, regulations or rulings (including a holding by a court of competent jurisdiction) which change or amendment becomes effective or is proposed on or after the closing date of the sale of the Notes, the Company has or will become obligated to pay additional amounts on any Notes, provided, however, that (i) the obligation to withhold or deduct cannot be avoided by the Company by using the Company's reasonable best efforts to obtain an exemption from such deduction or withholding obligation (in the event application to the appropriate authorities is reasonably required in order to avoid such obligation) and such application has been denied, and (ii) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such additional amounts.

                  Notwithstanding the foregoing, if the Company gives notice of redemption as described above, each holder of Notes will have the right to elect that such holder's Notes will not be subject to such redemption. If a holder of Notes elects not to be subject to such redemption, the Company will not be required to pay any additional amounts with respect to payments made on that holder's Notes (solely as a result of the change in Guernsey tax law that caused additional amounts to be payable) following the redemption date fixed by the Company, and all subsequent payments on such holder's Notes whether in cash or Ordinary Shares will be subject to applicable Guernsey taxes. In such event, payments of Interest on the Notes arising on maturity, redemption, purchase or conversion of a Note or on an assignment or other transfer of a Note to a person resident in Guernsey may be subject to Guernsey taxes.

                  In the event that cash payments which a holder would otherwise be entitled to receive from the Company are insufficient to pay applicable Guernsey taxes, the Company may require from a holder as a condition to the holder's right to receive any Ordinary Shares on conversion or other amounts from the Company an amount of cash sufficient to pay applicable Guernsey taxes. Holders of Notes must elect their option to avoid such redemption by written notice to the Trustee no later than the 15th day prior to the redemption date fixed by the Company.

                  The Notes are not subject to redemption through the operation of any sinking fund.

                  If a Designated Event occurs at any time prior to maturity of the Notes, the Company shall become obligated to purchase, at the option of the holder, all or any portion of the Notes held by such holder, on a date specified by the Company that is not less than twenty (20) Business Days nor more than thirty-five (35) Business Days after notice thereof at a cash repurchase price of 100% of the principal amount, plus any accrued and unpaid Interest, on such Note up to, but excluding, the Designated Event Repurchase Date; provided that if the repurchase date falls after a record date and on or prior the corresponding interest payment date, then accrued and unpaid Interest to, but excluding, the Designated Event Repurchase Date shall be paid on such interest payment date to the holders of record of such Notes on the applicable record date instead of to the holders surrendering such Notes for repurchase on such date, and provided further that no Notes may be repurchased by the Company upon a Designated Event if the principal amount thereof has been accelerated and such acceleration has not been rescinded on or prior to the Designated Event Repurchase Date. The Notes will be subject to repurchase in multiples of $1,000 principal amount. The Company shall mail to all holders of record of the Notes a notice of the occurrence of a Designated Event and of the repurchase right arising as a result thereof on or before the 15th day after the occurrence of such Designated Event. To exercise such right, a holder shall deliver to the Company such Note with the form entitled "Designated Event Repurchase Notice" on the reverse thereof duly completed, together with the Note, duly endorsed for transfer, at any time prior to the close of business on the Designated Event Repurchase Date, and shall deliver the Notes to the Trustee (or other paying agent appointed by the Company) as set forth in the Indenture.

                  Subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase, at the option of the holder, all or any portion of the Notes held by such holder on March 15, 2009, 2014 and 2019 in whole multiples of $1,000 at a repurchase price of 100% of the principal amount, plus any accrued and unpaid Interest, on such Note up to, but excluding, the Repurchase Date. To exercise such right, a holder shall deliver to the Company such Note with the form entitled "Repurchase Notice" on the reverse thereof duly completed, together with the Note, duly endorsed for transfer, at any time from the opening of business on the date that is twenty (20) Business Days prior to such Repurchase Date until the close of business on the Repurchase Date, and shall deliver the Notes to the Trustee (or other paying agent appointed by the Company) as set forth in the Indenture.

                  At the option of the Company, subject to the satisfaction by the Company of the conditions set forth in the Indenture, the Company may elect to pay the Designated Event Purchaser Price or the Redemption Price in whole or in part by delivery of Ordinary Shares, subject to the provisions of the Indenture. The Company may, at any time, irrevocably relinquish its right to pay the Designated Event Purchase Price or the Repurchase Price, as applicable, by delivery of Ordinary Shares by entering into a supplemental indenture with the Trustee.

                  Holders have the right to withdraw any Designated Event Repurchase Notice or the Repurchase Notice, as the case may be, by delivering to the Trustee (or other paying agent appointed by the Company) a written notice of withdrawal up to the close of business on the Designated Event Repurchase Date or the Repurchase Date, as the case may be, all as provided in the Indenture.

                  If money or cash, sufficient to pay the repurchase price of all Notes or portions thereof to be purchased as of the Designated Event Repurchase Date or the Repurchase Date, as the case may be, is deposited with the Trustee (or other paying agent appointed by the Company), on or prior to the Designated Event Repurchase Date or the Repurchase Date, as the case may be, then on or after the Business Day following such date, interest will cease to accrue on such Notes (or portions thereof), and the holder thereof shall have no other rights as such other than the right to receive the repurchase price upon surrender of such Note.

                  Subject to the occurrence of certain events and in compliance with the provisions of the Indenture, prior to the final maturity date of the Notes, the holder hereof has the right, at its option, to convert each $1,000 principal amount of the Notes into 23.1911 Ordinary Shares (a conversion price of approximately $43.12 per share), as such shares shall be constituted at the date of conversion and subject to adjustment from time to time as provided in the Indenture, upon surrender of this Note with the form entitled "Conversion Notice" on the reverse thereof duly completed, to the Company at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, or at the option of such holder, the Corporate Trust Office, and, unless the shares issuable on conversion are to be issued in the same name as this Note, duly endorsed by, or accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the holder or by his duly authorized attorney. The Company will notify the holder thereof of any event triggering the right to convert the Notes as specified above in accordance with the Indenture.

                  No adjustment in respect of Interest on any Note converted or dividends on any shares issued upon conversion of such Note will be made upon any conversion except as set forth in the next sentence. If this Note (or portion hereof) is surrendered for conversion during the period from the close of business on any record date for the payment of Interest to the close of business on the Business Day preceding the following interest payment date, this Note (or portion hereof being converted) must be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the Interest otherwise payable on such interest payment date on the principal amount being converted; provided that no such payment shall be required (1) if the Company has specified a redemption date that is after a record date and prior to the next interest payment date, (2) if the Company has specified a Designated Event Repurchase Date that is after a record date and prior to the next interest payment date or (3) to the extent of any overdue Interest, if any overdue interest exists at the time of conversion with respect to such Note.

                  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Note or Notes for conversion.

                  A Note in respect of which a holder is exercising its right to require repurchase upon a Designated Event or repurchase on a Repurchase Date may be converted only if such holder withdraws its election to exercise either such right in accordance with the terms of the Indenture.

                  The Company, the Trustee, any authenticating agent, any paying agent, any conversion agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone other than the Company or any Note Registrar) for the purpose of receiving payment hereof, or on account hereof, for the conversion hereof and for all other purposes, and neither the Company nor the Trustee nor any other authenticating agent nor any paying agent nor other conversion agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent of the sum or sums paid, satisfy and discharge liability for monies payable on this Note.

                  No recourse for the payment of the principal of or Interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any supplemental indenture or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer, director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

                  Terms used in this Note and defined in the Indenture are used herein as therein defined.

                                                                       EXHIBIT A

                                  ABBREVIATIONS


         The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations.

  TEN COM - as tenants in common              UNIF GIFT MIN ACT ___Custodian ___
                                              (Cust) (Minor)
  TEN ENT - as tenant by the entireties       under Uniform Gifts to Minors Act

  JT TEN -  as joint tenants with right of
            survivorship and not as           __________________________________
            tenants in common                             (State)


     Additional abbreviations may also be used though not in the above list.

                                CONVERSION NOTICE


TO:      AMDOCS LIMITED
         THE BANK OF NEW YORK

         The undersigned registered owner of this Note hereby irrevocably exercises the option to convert this Note, or the portion thereof (which is $1,000 or a multiple thereof) below designated, into Ordinary Shares of Amdocs Limited in accordance with the terms of the Indenture referred to in this Note, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for fractional shares and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered holder hereof unless a different name has been indicated below. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. If shares or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will provide the appropriate information below and pay all transfer taxes payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note.


Dated:
       ----------------                     -----------------------------------

                                            ------------------------------------
                                            Signature(s)

                                            Signature(s) must be guaranteed by
                                            an "eligible guarantor institution"
                                            meeting the requirements of the Note
                                            Registrar, which requirements
                                            include membership or participation
                                            in the Security Transfer Agent
                                            Medallion Program ("STAMP") or such
                                            other "signature guarantee program"
                                            as may be determined by the Note
                                            Registrar in addition to, or in
                                            substitution for, STAMP, all in
                                            accordance with the Securities
                                            Exchange Act of 1934, as amended.

                                            -----------------------------------
                                            Signature Guarantee

         Fill in the registration of Ordinary Shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

----------------------------
(Name)

----------------------------
(Street Address)

----------------------------
(City, State and Zip Code)

--------------------------------
Please print name and address

Principal amount to be converted

(if less than all):

$
 -------------------------------


Social Security or Other Taxpayer Identification Number:
                                                        -----------------------

                       DESIGNATED EVENT REPURCHASE NOTICE


TO:      AMDOCS LIMITED
         THE BANK OF NEW YORK

         The undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from Amdocs Limited (the "Company") regarding the right of holders to elect to require the Company to repurchase the Notes upon the occurrence of a Designated Event with respect to the Company and requests and instructs the Company to repurchase this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms and conditions of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued and unpaid Interest to, but excluding, the Designated Event Repurchase Date, to the registered holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be repurchased by the Company as of the portion thereof, together with accrued and unpaid interest to, but excluding, the Designated Event Repurchase Date pursuant to the terms and conditions specified in the Indenture.

$ _____ principal amount of the Notes to which this Designated Event Repurchase Notice relates (if less than entire principal amount).

         Dated:

         Signature(s):

         NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

         Note Certificate Number (if applicable):

         Principal amount to be repurchased (if less than all):

         Social Security or Other Taxpayer Identification Number:

                                REPURCHASE NOTICE


TO:      AMDOCS LIMITED
         THE BANK OF NEW YORK

         The undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from Amdocs Limited (the "Company") regarding the right of holders to elect to require the Company to repurchase the Notes and requests and instructs the Company to repurchase this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued and unpaid Interest to, but excluding, the Repurchase Date, to the registered holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be repurchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture.

$ _____ principal amount of the Notes to which this Designated Event Repurchase Notice relates (if less than entire principal amount).


         Dated:

         Signature(s):

         NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

         Note Certificate Number (if applicable):

         Principal amount to be repurchased (if less than all):

         Social Security or Other Taxpayer Identification Number:

                                   ASSIGNMENT

         For value received ______________________________ hereby sell(s)
assign(s) and transfer(s) unto _______________________ (Please insert social security or other Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints ________________________________ attorney to transfer said Note on the books of the Company, with full power of substitution in the premises.

         In connection with any transfer of the Note prior to the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision) (other than any transfer pursuant to a registration statement that has been declared effective under the Securities
Act), the undersigned confirms that such Note is being transferred:

     [ ]      To Amdocs Limited or a subsidiary thereof; or

     [ ] To a "qualified institutional buyer" in compliance with Rule 144A under the Securities Act of 1933, as amended; or

     [ ] Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended; or

     [ ] Pursuant to a Registration Statement which has been declared effective under the Securities Act of 1933, as amended, and which continues to be effective at the time of transfer;

     and unless the Note has been transferred to Amdocs Limited or a subsidiary thereof, the undersigned confirms that such Note is not being transferred to an "affiliate" of the Company as defined in Rule 144 under the Securities Act of 1933, as amended.

         Unless one of the boxes is checked, the Trustee will refuse to register any of the Debentures evidenced by this certificate in the name of any person other than the registered holder thereof.

Dated:
      ------------------------------        -----------------------------------

                                            -----------------------------------
                                            Signature(s)

                                            Signature(s) must be guaranteed by
                                            an eligible guarantor institution"
                                            meeting the requirements of the
                                            Debenture Registrar, which
                                            requirements include membership or
                                            participation in the Security
                                            Transfer Agent Medallion Program
                                            ("STAMP") or such other "signature
                                            guarantee program" as may be
                                            determined by the Debenture
                                            Registrar in addition to, or in
                                            substitution for, STAMP, all in
                                            accordance with the Securities
                                            Exchange Act of 1934, as amended.

                                            -----------------------------------
                                            Signature Guarantee

NOTICE: The signature on the Conversion Notice, the Designated Event Repurchase Notice, the Repurchase Notice or the Assignment must correspond with the name as written upon the face of the Debenture in every particular without alteration or enlargement or any change whatever.

                                                                      Schedule I

                                 AMDOCS LIMITED

                     0.50% CONVERTIBLE SENIOR NOTE DUE 2024



No.

The original principal amount of this Note is $450 MILLION DOLLARS ($450,000,0000). The principal amount has been adjusted in accordance with the terms of the Indenture as set forth below:



                                      Notation           Authorized Signature
                                 Explaining Principal        of Trustee or
Date        Principal Amount       Amount Recorded             Custodian
-------------------------------------------------------------------------------